03016800

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 13 2003
WASH D.C.
165

Option One Mortgage Acceptance Corporation	**0001025562**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, March 11, 2003, Series 2003-2	333-82832 ~~333-101483~~

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
MAR 17 2003
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 11, 2003

OPTION ONE MORTGAGE ACCEPTANCE CORPORATION

By: David S. Wells

Name: David S. Wells

Title: Assistant Secretary

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

RBS Greenwich Capital

Option One Mortgage 2003-2: Marketing Pool - All Loans

FICO Score

FICO	Total Balance Amount	%	LTV	Adjusted Balance[1] Amount	%[2]	WA LTV	WA DTI	WA FICO	% SF/ PUD	% OO	% Full Doc	% Cashout Refi
a. 0 - 499	13,156,191.38	1.06	> 65.0	11,199,324.25	0.90	74.88	36.38	492.92	85.97	98.52	61.75	66.28
b. 500 - 549	292,991,131.77	23.55	> 70.0	205,314,611.17	16.50	74.17	39.70	527.94	89.42	98.39	55.53	81.27
c. 550 - 574	188,944,718.81	15.18	> 70.0	139,969,585.78	11.25	75.59	38.68	561.89	87.16	97.46	60.69	77.83
d. 575 - 599	148,124,572.40	11.90	> 70.0	109,709,708.91	8.82	76.47	38.23	587.43	81.87	96.32	62.81	73.50
e. 600 - 619	122,740,172.45	9.86	> 70.0	95,548,842.25	7.68	79.47	38.27	609.50	83.45	95.68	64.91	64.80
f. 620 - 649	192,607,566.52	15.48	> 80.0	91,416,900.72	7.35	80.69	38.75	633.72	81.67	94.29	57.87	71.36
g. 650 - 679	131,520,999.82	10.57	> 80.0	59,304,004.43	4.77	80.09	38.47	663.71	80.21	89.18	51.99	69.48
h. 680 - 699	63,252,547.45	5.08	> 85.0	26,639,090.81	2.14	82.63	38.67	688.29	75.39	84.29	49.06	59.61
i. 700 - 749	69,706,455.81	5.60	> 85.0	36,971,802.77	2.97	84.55	37.63	719.51	72.59	81.48	38.03	53.99
j. 750 - 799	20,974,476.37	1.69	> 85.0	9,470,792.88	0.76	81.64	37.28	769.48	69.84	78.35	39.49	45.09
k. 800 >=	279,778.60	0.02	> 85.0	-	0.00	72.17	45.69	803.21	100.00	100.00	21.43	0.00
TOTAL POOL	**1,244,298,611.38**	**100.00**		**785,544,663.97**	**63.13**	**77.96**	**38.82**	**602.63**	**83.40**	**94.13**	**56.57**	**72.00**
FICO: WtAverage	**602.63**		**Min:**	**444**	**Max:**	**810**						

Debt To Income (DTI) Ratio

DTI	Total Balance Amount	%	FICO	Adjusted Balance[1] Amount	%[2]	WA LTV	WA DTI	WA FICO	% SF/ PUD	% OO	% Full Doc	% Cashout Refi
a. 0.00 - 20.00	712,339,506.75	57.25	< 550	139,554,415.72	11.22	78.68	15.98	609.94	82.38	93.54	58.59	64.99
b. 20.01 - 25.00	27,443,078.42	2.21	< 550	6,425,256.81	0.52	75.18	22.93	597.89	90.08	93.80	59.39	80.23
c. 25.01 - 30.00	49,322,611.29	3.96	< 575	24,357,274.39	1.96	76.08	27.57	595.08	85.82	93.48	57.18	80.29
d. 30.01 - 35.00	74,301,386.64	5.97	< 575	37,219,169.91	2.99	76.05	32.63	594.97	83.66	94.14	52.39	82.99
e. 35.01 - 40.00	99,452,626.89	7.99	< 600	61,008,574.80	4.90	77.09	37.56	593.13	85.77	96.47	52.24	83.25
f. 40.01 - 45.00	121,232,450.08	9.74	< 625	80,191,813.92	6.44	79.06	42.57	598.25	86.07	94.48	48.48	78.01
g. 45.01 - 50.00	115,111,220.81	9.25	< 650	91,911,789.51	7.39	77.84	47.60	589.00	80.80	96.02	54.73	81.56
h. 50.01 - 55.00	40,917,091.62	3.29	< 675	37,688,821.94	3.03	74.18	51.83	581.32	86.26	93.05	63.46	84.31
i. 55.01 >=	4,178,638.88	0.34	< 700	3,948,543.20	0.32	59.69	56.74	559.32	90.07	95.46	83.15	94.49
TOTAL POOL	**1,244,298,611.38**	**100.00**		**482,305,660.20**	**38.76**	**77.96**	**38.82**	**602.63**	**83.40**	**94.13**	**56.57**	**72.00**
DTI: WtAverage	**38.82**		**Min:**	**4**	**Max:**	**64**						

Loan To Value (LTV) Ratio

LTV	Total Balance Amount	%	DTI	Adjusted Balance[1] Amount	%[2]	WA LTV	WA DTI	WA FICO	% SF/ PUD	% OO	% Full Doc	% Cashout Refi
a. < 69.99	237,830,372.94	19.11	> 50	14,641,101.83	1.18	58.56	38.32	590.06	83.32	94.90	51.04	86.04
b. 70.00 - 79.99	289,085,818.71	23.23	> 50	12,000,658.21	0.96	74.71	38.56	585.55	82.01	93.37	52.41	82.93
c. 80.00 - 84.99	344,206,669.16	27.66	> 50	11,803,477.48	0.95	80.25	39.32	591.49	85.02	92.90	47.98	69.14
d. 85.00 - 89.99	97,470,141.77	7.83	> 50	3,009,068.23	0.24	86.32	39.31	622.14	81.36	91.77	65.00	70.09
e. 90.00 - 94.99	170,160,814.76	13.68	> 50	2,950,499.49	0.24	90.39	38.79	628.63	81.74	94.51	67.08	58.63
f. 95.00 - 99.99	97,295,578.43	7.82	> 50	690,925.26	0.06	95.03	38.83	647.96	86.03	100.00	82.33	42.58
g. 100.00 >=	8,249,215.61	0.66	> 50	-	0.00	100.00	37.84	716.00	93.96	100.00	100.00	49.07
TOTAL POOL	**1,244,298,611.38**	**100.00**		**45,095,730.50**	**3.62**	**77.96**	**38.82**	**602.63**	**83.40**	**94.13**	**56.57**	**72.00**
LTV: WtAverage	**77.96**	**Min:**	**13.01**	**Max:**	**100.00**							

[1] Balance of the collateral cut combined with second qualifier, i.e. (LTV), FICO, DTI etc.
All other cuts except the adjusted balance are only for the main bucket
[2] Percent of the Aggregate Principal Balance.

Principal Balance

Scheduled Principal Balance	Pool Balance Amount	%	WA LTV	WA DTI	WA FICO	% SF/ PUD	% OO	% Full Doc	% Cashout Refi
0 – $50K	6,564,809.37	0.53	62.77	34.15	583.45	93.91	92.39	66.59	77.19
$51 – $200K	734,939,510.71	59.06	77.48	37.76	597.68	85.37	93.44	61.98	71.35
$201 – $300K	288,953,258.29	23.22	78.90	40.17	606.85	79.68	94.28	49.67	74.32
$301 – $400K	135,366,438.60	10.88	79.54	40.47	614.20	79.85	95.91	45.37	69.68
$401 – $500K	63,049,912.51	5.07	78.69	38.72	611.25	80.77	97.18	40.16	73.53
$501 – $600K	6,077,539.78	0.49	74.54	48.23	653.67	91.12	90.96	72.60	62.95
$601 – $700K	2,601,236.11	0.21	74.56	37.74	606.01	100.00	100.00	100.00	74.22
$701 – $800K	6,745,906.01	0.54	71.32	45.00	616.01	100.00	100.00	100.00	77.99
$801 – $900K	-	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
$901 – $1000K	-	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
>$1000K	-	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL POOL	**1,244,298,611.38**	**100.00**	**77.96**	**38.82**	**602.63**	**83.40**	**94.13**	**56.57**	**72.00**

Prin Balance: Average $ 150,132.55 **Min:** $ 30,531.55 **Max:** $ 799,290.73

Documentation Type

Documentation Type	Pool Balance Amount	%	WA LTV	WA DTI	WA FICO	% SF/ PUD	% OO	% Full Doc	% Cashout Refi
Full Documentation	703,921,326.51	56.57	79.45	38.95	598.31	85.12	95.30	100.00	72.56
Lite Documentation	8,509,769.55	0.68	70.70	40.59	611.72	69.89	96.28	0.00	72.19
No Documentation	2,971,412.80	0.24	81.37	0.00	700.35	81.08	100.00	0.00	32.59
Stated Income Documentation	528,896,102.52	42.51	76.08	38.65	607.65	81.34	92.50	0.00	71.47
TOTAL POOL	**1,244,298,611.38**	**100.00**	**77.96**	**38.82**	**602.63**	**83.40**	**94.13**	**56.57**	**72.00**

Property Type

Property Type	Pool Balance Amount	%	WA LTV	WA DTI	WA FICO	% SF/ PUD	% OO	% Full Doc	% Cashout Refi
2-4 Units Attached	9,138,937.23	0.73	77.85	38.03	610.98	0.00	84.89	45.02	74.35
2-4 Units Detached	130,499,359.36	10.49	76.63	39.18	626.45	0.00	74.51	47.42	64.82
Condo High-Rise Attached	4,651,034.64	0.37	76.55	37.73	618.94	0.00	77.53	34.64	40.37
Condo Low-Rise Attached	50,607,853.02	4.07	79.22	37.93	613.50	0.00	92.35	56.51	66.92
Condo Low-Rise Detached	134,864.32	0.01	62.79	41.73	622.00	0.00	100.00	100.00	100.00
Manufactured Housing	11,557,427.99	0.93	82.57	39.35	613.70	0.00	98.15	72.89	67.71
PUD Attached	3,279,269.49	0.26	80.50	37.26	593.09	100.00	95.50	65.98	73.43
PUD Detached	108,339,871.42	8.71	80.83	40.11	601.63	100.00	97.39	63.18	61.36
Single Family Attached	4,842,542.13	0.39	75.81	37.22	572.24	100.00	96.16	40.16	87.26
Single Family Detached	921,247,451.78	74.04	77.70	38.73	598.66	100.00	96.73	57.16	74.65
TOTAL POOL	**1,244,298,611.38**	**100.00**	**77.96**	**38.82**	**602.63**	**83.40**	**94.13**	**56.57**	**72.00**

Loan Purpose

Loan Purpose	Pool Balance Amount	%	WA LTV	WA DTI	WA FICO	% SF/ PUD	% OO	% Full Doc	% Cashout Refi
Cash Out Refinance	895,910,389.23	72.00	76.13	38.96	595.84	84.92	95.04	57.01	100.00
Purchase	248,527,063.07	19.97	84.73	38.16	628.29	77.26	89.89	52.51	0.00
Rate/Term Refinance	99,861,159.08	8.03	77.57	38.34	599.74	85.00	96.45	62.73	0.00
TOTAL POOL	**1,244,298,611.38**	**100.00**	**77.96**	**38.82**	**602.63**	**83.40**	**94.13**	**56.57**	**72.00**

Lien Status

Lien Status	Pool Balance		WA LTV	WA DTI	WA FICO	% SF/ PUD	% OO	% Full Doc	% Cashout Refi
	Amount	%							
First Lien	1,238,161,989.31	99.51	78.00	38.80	602.70	83.39	94.10	56.67	71.90
Second Lien	6,136,622.07	0.49	69.99	41.38	588.38	84.04	100.00	37.01	92.13
TOTAL POOL	**1,244,298,611.38**	**100.00**	**77.96**	**38.82**	**602.63**	**83.40**	**94.13**	**56.57**	**72.00**

Occupancy Type

Occupancy Type	Pool Balance		WA LTV	WA DTI	WA FICO	% SF/ PUD	% OO	% Full Doc	% Cashout Refi
	Amount	%							
Non-owner	73,078,166.77	5.87	77.08	35.93	655.05	45.58	0.00	45.31	60.77
Primary	1,153,498,935.40	92.70	78.09	38.98	598.89	85.69	100.00	57.60	72.91
Second Home	17,721,509.21	1.42	73.56	39.45	627.91	89.85	100.00	35.99	59.07
TOTAL POOL	**1,244,298,611.38**	**100.00**	**77.96**	**38.82**	**602.63**	**83.40**	**94.13**	**56.57**	**72.00**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

RBS Greenwich Capital

Option One Mortgage 2003-2: Marketing Pool - All Loans

FICO Score

FICO	Total Balance Amount	%[2]	LTV	Adjusted Balance[1] Amount	%[2]	WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ.	% Full Doc	% Cashout Refi
a. FICO NA	11,680,567.36	0.94	> 65.0	10,173,356.11	0.82	75.44	35.54	0.00	84.88	98.34	61.49	64.84
b. 0 - 499	1,475,624.02	0.12	> 65.0	1,025,968.14	0.08	70.45	43.43	492.92	94.59	100.00	63.82	77.72
c. 500 - 549	292,991,131.77	23.55	> 70.0	205,314,611.17	16.50	74.17	39.70	527.94	89.42	97.35	55.53	81.27
d. 550 - 574	188,944,718.81	15.18	> 70.0	139,969,585.78	11.25	75.59	38.68	561.89	87.16	96.53	60.69	77.83
e. 575 - 599	148,124,572.40	11.90	> 70.0	109,709,708.91	8.82	76.47	38.23	587.43	81.87	95.27	62.81	73.50
f. 600 - 619	122,740,172.45	9.86	> 70.0	95,548,842.25	7.68	79.47	38.27	609.50	83.45	94.68	64.91	64.80
g. 620 - 649	192,607,566.52	15.48	> 80.0	91,416,900.72	7.35	80.69	38.75	633.72	81.67	93.10	57.87	71.36
h. 650 - 679	131,520,999.82	10.57	> 80.0	59,304,004.43	4.77	80.09	38.47	663.71	80.21	87.20	51.99	69.48
i. 680 - 699	63,252,547.45	5.08	> 85.0	26,639,090.81	2.14	82.63	38.67	688.29	75.39	79.84	49.06	59.61
j. 700 - 749	69,706,455.81	5.60	> 85.0	36,971,802.77	2.97	84.55	37.63	719.51	72.59	78.27	38.03	53.99
k. 750 - 799	20,974,476.37	1.69	> 85.0	9,470,792.88	0.76	81.64	37.28	769.48	69.84	77.38	39.49	45.09
l. 800 >=	279,778.60	0.02	> 85.0	0.00	0.00	72.17	45.69	803.21	100.00	100.00	21.43	0.00
TOTAL POOL	1,244,298,611.38	100.00		785,544,663.97	63.13	77.96	38.82	602.63	83.40	92.70	56.57	72.00

FICO: Average 602.63 **Min:** 444 **Max:** 810

Debt To Income (DTI) Ratio

DTI	Total Balance Amount	%[2]	FICO	Adjusted Balance[1] Amount	%[2]	WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ.	% Full Doc	% Cashout Refi
a. <= 20.00	712,339,506.75	57.25	< 550	139,554,415.72	11.22	78.68	15.98	609.94	82.38	92.03	58.59	64.99
b. 20.01 - 25.00	27,443,078.42	2.21	< 550	6,425,256.81	0.52	75.18	22.93	597.89	90.08	93.01	59.39	80.23
c. 25.01 - 30.00	49,322,611.29	3.96	< 575	24,357,274.39	1.96	76.08	27.57	595.08	85.82	92.08	57.18	80.29
d. 30.01 - 35.00	74,301,386.64	5.97	< 575	37,219,169.91	2.99	76.05	32.63	594.97	83.66	93.23	52.39	82.99
e. 35.01 - 40.00	99,452,626.89	7.99	< 600	61,008,574.80	4.90	77.09	37.56	593.13	85.77	94.76	52.24	83.25
f. 40.01 - 45.00	121,232,450.08	9.74	< 625	80,191,813.92	6.44	79.06	42.57	598.25	86.07	93.83	48.48	78.01
g. 45.01 - 50.00	115,111,220.81	9.25	< 650	91,911,789.51	7.39	77.84	47.60	589.00	80.80	94.77	54.73	81.56
h. 50.01 - 55.00	40,917,091.62	3.29	< 675	37,688,821.94	3.03	74.18	51.83	581.32	86.26	91.07	63.46	84.31
i. 55.01 >=	4,178,638.88	0.34	< 700	3,948,543.20	0.32	59.69	56.74	559.32	90.07	81.11	83.15	94.49
TOTAL POOL	1,244,298,611.38	100.00		482,305,660.20	38.76	77.96	38.82	602.63	83.40	92.70	56.57	72.00

DTI: Average 38.82 **Min:** 4.02 **Max:** 64.32

Loan To Value (LTV) Ratio

LTV	Total Balance Amount	%[2]	DTI	Adjusted Balance[1] Amount	%[2]	WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
a. < 60.00	108,068,722.52	8.69	> 50	7,167,602.66	0.58	50.26	38.12	588.25	83.31	91.67	51.19	86.81
b. 60.01 - 70.00	176,304,013.20	14.17	> 50	8,697,622.11	0.70	66.67	38.30	586.76	82.32	91.82	47.75	85.36
c. 70.01 - 80.00	559,341,183.93	44.95	> 50	22,192,032.04	1.78	78.10	39.08	588.03	83.77	92.31	49.92	74.68
d. 80.01 - 85.00	87,710,340.62	7.05	> 50	2,110,800.30	0.17	84.41	38.70	622.20	81.53	89.75	64.91	73.08
e. 85.01 - 90.00	189,638,431.87	15.24	> 50	3,966,950.52	0.32	89.70	39.39	626.11	82.05	92.26	66.18	60.18
f. 90.01 - 95.00	114,008,514.53	9.16	> 50	583,080.77	0.05	94.80	38.33	649.12	86.11	99.62	82.62	44.73
g. 95.01 - 100.00	9,227,404.71	0.74	> 50	377,642.10	0.03	99.81	39.06	707.36	94.60	97.24	92.85	50.32
h. 100 +	0.00	0.00	> 50	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL POOL	1,244,298,611.38	100.00		45,095,730.50	3.62	77.96	38.82	602.63	83.40	92.70	56.57	72.00

LTV: Average 77.96 **Min:** 13.01 **Max:** 100.00

[1] Balance of the collateral cut combined with second qualifier, i.e. (LTV), FICO, DTI etc.
All other cuts except the adjusted balance are only for the main bucket
[2] Percent of the Aggregate Principal Balance - calculated automatically.

Principal Balance

Scheduled Principal Balance	Total Balance Amount	%[2]	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc
0 – $50K	6,564,809.37	0.53	583.45	62.77	34.15	93.91	92.39	77.19	66.59
$51 – $200K	734,939,510.71	59.06	597.68	77.48	37.76	85.37	92.40	71.35	61.98
$200.1 – $250K	164,219,538.09	13.20	605.25	78.56	39.50	79.27	91.51	75.28	52.58
$250.1 – $300K	124,733,720.20	10.02	608.93	79.35	41.01	80.23	94.58	73.06	45.85
$300.1 – $400K	135,366,438.60	10.88	614.20	79.54	40.47	79.85	93.88	69.68	45.37
$400.1 – $500K	63,049,912.51	5.07	611.25	78.69	38.72	80.77	94.36	73.53	40.16
$500.1 – $600K	6,077,539.78	0.49	653.67	74.54	48.23	91.12	81.09	62.95	72.60
$600.1 – $700K	2,601,236.11	0.21	606.01	74.56	37.74	100.00	100.00	74.22	100.00
$700.1 – $800K	6,745,906.01	0.54	616.01	71.32	45.00	100.00	89.04	77.99	100.00
$800.1 – $900K	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
$900.1 – $1000K	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
>$1000K	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL POOL	1,244,298,611.38	100.00	602.63	77.96	38.82	83.40	92.70	72.00	56.57

Principal Balance: Average $ 150,133 Min: $ 30,532 Max: $ 799,291

Documentation Type

Doc Type	Total Balance Amount	%[2]	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Full Documentation	703,921,326.51	56.57	598.31	79.45	38.95	85.12	94.39	72.56
Lite Documentation	8,509,769.55	0.68	611.72	70.70	40.59	69.89	87.86	72.19
No Documentation	2,971,412.80	0.24	700.35	81.37	0.00	81.08	97.88	32.59
Stated Income Document	528,896,102.52	42.51	607.65	76.08	38.65	81.34	90.51	71.47
TOTAL POOL	1,244,298,611.38	100.00	602.63	77.96	38.82	83.40	92.70	72.00

Property Type

Property Type	Total Balance Amount	%[2]	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc
2-4 Units Attached	9,138,937.23	0.73	610.98	77.85	38.03	84.89	74.35	45.02
2-4 Units Detached	130,499,359.36	10.49	626.45	76.63	39.18	74.51	64.82	47.42
Condo High-Rise Attached	4,651,034.64	0.37	618.94	76.55	37.73	64.69	40.37	34.64
Condo Low-Rise Attached	50,607,853.02	4.07	613.50	79.22	37.93	90.51	66.92	56.51
Condo Low-Rise Detached	134,864.32	0.01	622.00	62.79	41.73	100.00	100.00	100.00
Manufactured Housing	11,557,427.99	0.93	613.70	82.57	39.35	95.82	67.71	72.89
PUD Attached	3,279,269.49	0.26	593.09	80.50	37.26	95.50	73.43	65.98
PUD Detached	108,339,871.42	8.71	601.63	80.83	40.11	95.99	61.36	63.18
Single Family Attached	4,842,542.13	0.39	572.24	75.81	37.22	94.18	87.26	40.16
Single Family Detached	921,247,451.78	74.04	598.66	77.70	38.73	95.17	74.65	57.16
TOTAL POOL	1,244,298,611.38	100.00	602.63	77.96	38.82	92.70	72.00	56.57

Primary Mortgage Insurance

Mortgage Insurance	Total Balance Amount	%[2]	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc	Is MI down to 60 LTV
Loans >80 LTV w/MI	350,868,499.67	28.20	640.43	90.49	38.60	93.34	56.82	72.11	Yes
Loans >80 LTV w/o MI	49,716,192.06	4.00	583.87	88.37	40.56	98.00	69.44	64.73	Yes
Other	843,713,919.65	67.81	587.79	72.14	38.79	92.12	78.47	49.63	Yes
TOTAL POOL	1,244,298,611.38	100.00	602.63	77.96	38.82	92.70	72.00	56.57	

Loan Purpose

Loan Purpose	Total Balance Amount	%[2]	WA. FICO	WA. LTV	WA DTI	% SFD/ PUD	% Owner Occ
Cash Out Refinance	895,910,389.23	72.00	595.84	76.13	38.96	84.92	93.87
Purchase	248,527,063.07	19.97	628.29	84.73	38.16	77.26	87.64
Rate/Term Refinance	99,861,159.08	8.03	599.74	77.57	38.34	85.00	94.79
TOTAL POOL	1,244,298,611.38	100.00	602.63	77.96	38.82	83.40	92.70

Fixed Vs. Floating Collateral

Product	Total Balance Amount	%[2]	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	Index	Margin
2/28	814,567,608.54	65.46	588.15	78.62	39.03	83.12	93.47	70.28	6moL	5.19
3/27	69,710,850.21	5.60	585.29	79.07	36.81	88.40	93.99	75.70	6moL	5.35
Fixed	346,020,002.56	27.81	640.15	76.26	38.78	83.02	90.59	74.88	FRM	0.00
Floating	372,628.14	0.03	572.73	71.70	54.44	31.08	68.92	68.92	6moL	4.75
Other	13,627,521.93	1.10	600.73	76.55	36.50	85.52	94.81	83.33	6moL	5.59
TOTAL POOL	1,244,298,611.38	100.00	602.63	77.96	38.82	83.40	92.70	72.00		3.76

Lien Status

Lien Status	Total Balance Amount	%[2]	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
First Lien	1,238,161,989.31	99.51	602.70	78.00	38.80	83.39	92.67	71.90
Second Lien	6,136,622.07	0.49	588.38	69.99	41.38	84.04	100.00	92.13
TOTAL POOL	1,244,298,611.38	100.00	602.63	77.96	38.82	83.40	92.70	72.00

Occupancy Status

Occupancy Type	Total Balance Amount	%[2]	WA. FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout
Non-owner	73,078,166.77	5.87	655.05	77.08	35.93	45.58	0.00	60.77
Primary	1,153,498,935.40	92.70	598.89	78.09	38.98	85.69	100.00	72.91
Second Home	17,721,509.21	1.42	627.91	73.56	39.45	89.85	0.00	59.07
TOTAL POOL	1,244,298,611.38	100.00	602.63	77.96	38.82	83.40	92.70	72.00

Prepayment Penalty

Prepayment Charges Term at Origination	Total Balance Amount	%[2]	# of Loans	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
0 Months	327,313,895.08	26.31	2,246	601.14	78.33	38.85	81.04	92.88	74.29
12 Months	62,781,136.75	5.05	351	626.12	73.76	39.64	71.41	92.57	73.22
24 Months	597,306,726.84	48.00	3,807	588.28	78.68	38.84	85.19	93.74	69.73
36 Months	256,622,796.00	20.62	1,882	632.00	76.88	38.49	85.26	90.14	74.04
60 Months	274,056.71	0.02	2	570.82	60.57	0.00	0.00	50.76	100.00
TOTAL POOL	1,244,298,611.38	100.00	8,288	602.63	77.96	38.82	83.40	92.70	72.00

Section 32 Loans

	Total Balance		WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner	% Cashout
	Amount	%[2]					Occ	Refi
Section 32 Loans	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

GA % and Top 5 States

State	%[2]
GA	0.23%
CA	19.24%
NY	12.56%
MA	9.29%
TX	6.90%
NJ	5.88%

Top 5 Originators

Originator	%[2]

Servicers

Servicer	%[2]

STRESS ANALYSIS

Assuming LIBOR Ramp: 1 month LIBOR+300 over 36 months; 50% Loss Severity; 12 month lag for liquidation losses, Solve for first dollar of principal loss, i.e. breakeven CDR and corresponding cumulative losses.

	Breakeven CDR			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						

Default Ramp - 0 to 4.5 CDR over 36 months; and other assumptions remaining same as breakeven CDR, solve for a multiple of default ramp at first dollar principal loss for the following prepayment speeds:

	Multiple of Default Ramp			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Option One Mortgage Loan Trust 2003-2
FRM PPC: 115.00%
ARM PPC: 100.00%
Optional Call: Yes

Period	1 Mo LIBOR Rate (%)	6 Mo LIBOR Rates (%)	Gross Spread
1	1.33700	1.30100	4.36834
2	1.33700	1.30100	5.05811
3	1.33700	1.30100	4.99946
4	1.33700	1.30100	5.05576
5	1.33700	1.30100	4.99663
6	1.33700	1.30100	4.99486
7	1.33700	1.30100	5.05052
8	1.33700	1.30100	4.99055
9	1.33700	1.30100	5.04575
10	1.33700	1.30100	4.98515
11	1.33700	1.30100	4.88199
12	1.33700	1.30100	4.99429
13	1.33700	1.30100	4.87465
14	1.33700	1.30100	4.92845
15	1.33700	1.30100	4.86582
16	1.33700	1.30100	4.91894
17	1.33700	1.30100	4.85532
18	1.33700	1.30100	4.84938
19	1.33700	1.30100	4.90134
20	1.33700	1.30100	4.83597
21	1.33700	1.30100	4.88703
22	1.33700	1.30100	4.82031
23	1.33700	1.30100	4.81154
24	1.33700	1.30100	4.97872
25	1.33700	1.30100	4.79204
26	1.33700	1.30100	4.84110
27	1.33700	1.30100	4.77147
28	1.33700	1.30100	4.82019
29	1.33700	1.30100	4.74965
30	1.33700	1.30100	4.73824
31	1.33700	1.30100	4.53641
32	1.33700	1.30100	4.46438
33	1.33700	1.30100	4.51215
34	1.33700	1.30100	4.43906
35	1.33700	1.30100	4.42583
36	1.33700	1.30100	4.59450
37	1.33700	1.30100	4.39815
38	1.33700	1.30100	4.51187
39	1.33700	1.30100	4.46317
40	1.33700	1.30100	4.52332
41	1.33700	1.30100	4.46512
42	1.33700	1.30100	4.46702
43	1.33700	1.30100	4.52900
44	1.33700	1.30100	4.47105
45	1.33700	1.30100	4.53321
46	1.33700	1.30100	4.47545
47	1.33700	1.30100	4.47778
48	1.33700	1.30100	4.66025
49	1.33700	1.30100	4.33275
50	1.33700	1.30100	4.39540
51	1.33700	1.30100	4.33814
52	1.33700	1.30100	4.40101
53	1.33700	1.30100	4.34397
54	1.33700	1.30100	4.34694
55	1.33700	1.30100	4.41003
56	1.33700	1.30100	4.35321
57	1.33700	1.30100	4.41654
58	1.33700	1.30100	4.35998
59	1.33700	1.30100	4.36356
60	1.33700	1.30100	4.48730
61	1.33700	1.30100	4.37114
62	1.33700	1.30100	4.43515
63	1.33700	1.30100	4.37929
64	1.33700	1.30100	4.44361
65	1.33700	1.30100	4.38807
66	1.33700	1.30100	4.39270
67	1.33700	1.30100	4.45750
68	1.33700	1.30100	4.40247
69	1.33700	1.30100	4.46763
70	1.33700	1.30100	4.41296
71	1.33700	1.30100	4.41848
72	1.33700	1.30100	4.60423
73	1.33700	1.30100	4.43012
74	1.33700	1.30100	4.49626
75	1.33700	1.30100	4.44260
76	1.33700	1.30100	4.50917
77	1.33700	1.30100	4.45595
78	1.33700	1.30100	4.46298
79	1.33700	1.30100	4.53025
80	1.33700	1.30100	4.47525
81	1.33700	1.30100	4.54000
82	1.33700	1.30100	4.48568
83	1.33700	1.30100	0.00000

Period	1 Mo LIBOR Rate (%)	6 Mo LIBOR Rates (%)	Gross Spread
1	1.33700	1.30100	4.36834
2	1.33800	1.28600	5.05714
3	1.33600	1.27500	5.00047
4	1.28700	1.27100	5.10461
5	1.25000	1.28500	5.08444
6	1.23400	1.31500	5.09880
7	1.25000	1.36100	5.13546
8	1.27500	1.41700	5.05308
9	1.31300	1.48300	5.06917
10	1.36500	1.56000	4.95693
11	1.43300	1.64500	4.78529
12	1.50600	1.73800	4.83512
13	1.58200	1.83700	4.62812
14	1.67400	1.94100	4.60047
15	1.77000	2.05000	4.43063
16	1.87100	2.16100	4.39990
17	1.98600	2.27300	4.20393
18	2.09600	2.38800	4.08816
19	2.20200	2.49600	4.06249
20	2.32200	2.59700	3.84978
21	2.43200	2.69400	3.82707
22	2.53900	2.78800	3.61920
23	2.66500	2.87800	3.48597
24	2.73900	2.96200	3.74387
25	2.80200	3.04600	3.38132
26	2.89600	3.13300	3.38855
27	2.98700	3.21600	3.18034
28	3.07500	3.29500	3.19938
29	3.16000	3.36900	2.99122
30	3.24100	3.43700	3.14299
31	3.31700	3.49900	2.99934
32	3.38700	3.55700	2.79671
33	3.45300	3.61100	2.84843
34	3.51200	3.66300	2.65205
35	3.56400	3.71300	2.58990
36	3.61000	3.76200	3.13507
37	3.65600	3.81200	2.73771
38	3.70700	3.86300	2.85302
39	3.75800	3.91300	2.67584
40	3.80800	3.96200	2.76256
41	3.85700	4.01100	2.57464
42	3.90600	4.06000	2.67609
43	3.95400	4.10900	2.81488
44	4.00200	4.15800	2.62262
45	4.05000	4.20800	2.72012
46	4.09800	4.25700	2.52495
47	4.14600	4.30500	2.47623
48	4.19400	4.35200	3.02495
49	4.24400	4.39600	2.41305
50	4.29400	4.43700	2.51587
51	4.34000	4.47400	2.31530
52	4.38300	4.50600	2.42718
53	4.42100	4.53300	2.23471
54	4.45500	4.55500	2.30619
55	4.48400	4.57200	2.46239
56	4.50900	4.58900	2.27818
57	4.52800	4.61000	2.41606
58	4.54300	4.63600	2.24197
59	4.55200	4.66800	2.23168
60	4.55500	4.70700	2.60954
61	4.58100	4.75200	2.28125
62	4.63300	4.80100	2.38938
63	4.68300	4.84700	2.18044
64	4.73200	4.89200	2.29275
65	4.77800	4.93400	2.08687
66	4.82300	4.97500	2.15822
67	4.86600	5.01300	2.31441
68	4.90700	5.04800	2.10883
69	4.94500	5.08100	2.23818
70	4.98100	5.11200	2.03527
71	5.01500	5.13900	2.00163
72	5.04600	5.16400	2.57821
73	5.07500	5.18600	2.05141
74	5.10100	5.20500	2.19733
75	5.12400	5.22100	2.00237
76	5.14400	5.23300	2.15576
77	5.16100	5.24200	1.96563
78	5.17500	5.24800	1.99363
79	5.18600	5.25000	2.16735
80	5.19300	5.25100	1.98758
81	5.19700	5.25300	2.16100
82	5.19800	5.25800	1.98770
83	5.19400	5.26500	0.00000

RBS Greenwich Capital

Option One Mortgage 2003-2 Special Report

Bucket	# of Loans	Balance	WAC	WAM	Wgt Avg Fico	Wgt Avg Ltv	% Full	% Primary	% SF	Wgt Avg Debt Ratio	Wgt Avg CLtv
TOTAL	8,288	1,244,298,611.38	7.9480	354	603	77.96	56.57	92.70	74.43	38.82	
BALANCE 25,000.01 - 50,000	132	6,564,809.37	9.1744	320	583	62.77	66.59	92.39	86.32	34.15	
BALANCE 50,000.01 - 75,000	1,345	85,036,179.48	8.6765	342	594	75.81	67.66	88.42	81.09	35.75	
FICO Not Available	98	11,680,567.36	8.4762	353	0	75.44	61.49	98.34	77.05	35.54	
FICO 425-449	1	55,917.67	7.6000	358	444	70.00	100.00	100.00	100.00	53.09	
FICO 475-499	9	1,419,706.35	8.7151	359	495	70.47	62.40	100.00	94.37	41.53	
FICO 500-524	849	115,978,226.20	8.7661	356	513	73.59	54.38	97.88	81.86	39.93	
FICO 525-549	1,231	177,012,905.57	8.6257	356	537	74.55	56.28	97.00	80.28	39.56	
FICO 550-574	1,300	188,944,718.81	8.3221	355	562	75.59	60.69	96.53	77.54	38.68	
FICO 575-599	992	148,124,572.40	7.9106	354	587	76.47	62.81	95.27	73.14	38.23	
LTV 080.00-84.99	2,365	344,206,669.16	8.0630	355	591	80.25	47.98	91.86	74.56	39.32	
LTV 085.00-89.99	614	97,470,141.77	7.9136	356	622	86.32	65.00	90.66	70.39	39.31	
LTV 090.00-94.99	1,107	170,160,814.76	8.0212	357	629	90.39	67.08	92.12	73.00	38.79	
LTV 095.00-99.99	626	97,295,578.43	7.9767	356	648	95.03	82.33	99.80	72.66	38.83	
LTV 100.00	61	8,249,215.61	7.9256	350	716	100.00	100.00	96.91	78.96	37.84	
Investor	564	73,078,166.77	8.2269	354	655	77.08	45.31	0.00	41.51	35.93	
Second Home	99	17,721,509.21	7.6647	358	628	73.56	35.99	0.00	81.29	39.45	
2nd Lien	88	6,136,622.07	10.8194	227	588	69.99	37.01	100.00	74.98	41.38	
Cashout Refi	5,894	895,910,389.23	7.9100	353	596	76.13	57.01	93.87	77.23	38.96	
Stated	3,219	528,896,102.52	8.1100	355	608	76.08	0.00	90.51	73.67	38.65	
No Doc	17	2,971,412.80	7.6549	359	700	81.37	0.00	97.88	73.96	0.00	
Limited	48	8,509,769.55	8.0682	356	612	70.70	0.00	87.86	67.34	40.59	
COUPON 12.001-12.500	16	1,270,583.02	12.2017	307	544	72.84	51.75	100.00	57.61	42.64	
COUPON 12.501-13.000	5	351,206.75	12.6711	220	560	73.28	0.00	100.00	74.97	46.71	
COUPON 13.001-13.500	2	99,738.85	13.3066	237	538	79.48	50.09	100.00	49.91	49.04	
COUPON 13.501-14.000	2	99,709.13	13.6251	295	536	53.22	50.11	100.00	49.89	42.57	
Grade C	298	39,843,130.09	9.2977	358	539	68.89	59.65	98.22	80.33	38.85	
Grade CC	99	11,229,491.74	10.4357	355	549	62.73	81.31	95.44	80.70	38.21	
LTV > 60 and No MI	1,808	258,368,409.32	8.6960	354	539	77.32	53.99	96.72	80.32	39.95	
Silent 2nd	183	29,327,368.76	7.7261	355	620	76.81	53.48	93.70	73.12	40.18	91.66

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Option One Mortgage Loan Trust 2003-2
FRM PPC: 143.75%
ARM PPC: 125.00%

Forward LIBOR

Period	1 Mo LIBOR Rate (%)	6 Mo LIBOR Rates (%)	Gross Spread
1	1.33700	1.30100	4.36834
2	1.33800	1.28600	5.05694
3	1.33600	1.27500	5.00003
4	1.28700	1.27100	5.10386
5	1.25000	1.28500	5.08328
6	1.23400	1.31500	5.09717
7	1.25000	1.36100	5.13332
8	1.27500	1.41700	5.05028
9	1.31300	1.48300	5.06570
10	1.36500	1.56000	4.95260
11	1.43300	1.64500	4.78004
12	1.50600	1.73800	4.82904
13	1.58200	1.83700	4.62071
14	1.67400	1.94100	4.59192
15	1.77000	2.05000	4.42056
16	1.87100	2.16100	4.38844
17	1.98600	2.27300	4.19064
18	2.09600	2.38800	4.07302
19	2.20200	2.49600	4.04550
20	2.32200	2.59700	3.83036
21	2.43200	2.69400	3.80543
22	2.53900	2.78800	3.59460
23	2.66500	2.87800	3.45846
24	2.73900	2.96200	3.71364
25	2.80200	3.04600	3.34652
26	2.89600	3.13300	3.35037
27	2.98700	3.21600	3.13796
28	3.07500	3.29500	3.15338
29	3.16000	3.36900	2.94068
30	3.24100	3.43700	3.08403
31	3.31700	3.49900	2.93532
32	3.38700	3.55700	2.72700
33	3.45300	3.61100	2.77367
34	3.51200	3.66300	2.57108
35	3.56400	3.71300	2.50288
36	3.61000	3.76200	3.03731
37	3.65600	3.81200	2.63034
38	3.70700	3.86300	2.76230
39	3.75800	3.91300	2.62347
40	3.80800	3.96200	2.74086
41	3.85700	4.01100	2.56610
42	3.90600	4.06000	2.67081
43	3.95400	4.10900	2.80839
44	4.00200	4.15800	2.61624
45	4.05000	4.20800	2.71393
46	4.09800	4.25700	2.51906
47	4.14600	4.30500	2.47076
48	4.19400	4.35200	3.01190
49	4.24400	4.39600	2.39831
50	4.29400	4.43700	2.50149
51	4.34000	4.47400	2.30349
52	4.38300	4.50600	2.41396
53	4.42100	4.53300	2.22450
54	4.45500	4.55500	2.28955
55	4.48400	4.57200	2.44241
56	4.50900	4.58900	2.26208
57	4.52800	4.61000	2.39851
58	4.54300	4.63600	2.22885
59	4.55200	4.66800	2.22037
60	4.55500	4.70700	2.59161
61	4.58100	4.75200	2.26706
62	4.63300	4.80100	2.37546
63	4.68300	4.84700	2.17106
64	4.73200	4.89200	2.28848
65	4.77800	4.93400	2.08804
66	4.82300	4.97500	1.82476
67	4.86600	5.01300	1.97821
68	4.90700	5.04800	1.79045
69	4.94500	5.08100	1.92277
70	4.98100	5.11200	1.73829
71	5.01500	5.13900	1.71572
72	5.04600	5.16400	2.27566
73	5.07500	5.18600	1.76931
74	5.10100	5.20500	1.91907
75	5.12400	5.22100	1.74418
76	5.14400	5.23300	1.90183
77	5.16100	5.24200	1.73244
78	5.17500	5.24800	1.76589
79	5.18600	5.25000	1.94299
80	5.19300	5.25100	1.78331
81	5.19700	5.25300	1.96021
82	5.19800	5.25800	1.80721
83	5.19400	5.26500	1.82623
84	5.18700	5.27600	2.35903
85	5.18700	5.27600	1.87621
86	5.18700	5.27600	2.06101
87	5.18700	5.27600	1.91401
88	5.18700	5.27600	2.10094
89	5.18700	5.27600	1.95614
90	5.18700	5.27600	1.98230
91	5.18700	5.27600	2.17268
92	5.18700	5.27600	2.03144
93	5.18700	5.27600	2.22433
94	5.18700	5.27600	2.08569
95	5.18700	5.27600	2.11112
96	5.18700	5.27600	2.62982

Forward LIBOR + 1.50%

Period	1 Mo LIBOR Rate (%)	6 Mo LIBOR Rates (%)	Gross Spread
1	1.33700	1.30100	4.36834
2	2.83800	2.78600	3.59091
3	2.83600	2.77500	3.48541
4	2.78700	2.77100	3.63843
5	2.75000	2.78500	3.56942
6	2.73400	2.81500	3.58381
7	2.75000	2.86100	3.66931
8	2.77500	2.91700	3.53810
9	2.81300	2.98300	3.60299
10	2.86500	3.06000	3.44192
11	2.93300	3.14500	3.27025
12	3.00600	3.23800	3.41763
13	3.08200	3.33700	3.11305
14	3.17400	3.44100	3.13403
15	3.27000	3.55000	2.91533
16	3.37100	3.66100	2.93309
17	3.48600	3.77300	2.68825
18	3.59600	3.88800	2.57237
19	3.70200	3.99600	2.59498
20	3.82200	4.09700	2.33351
21	3.93200	4.19400	2.35869
22	4.03900	4.28800	2.10752
23	4.16500	4.37800	1.97735
24	4.23900	4.46200	3.11871
25	4.30200	4.54600	2.82861
26	4.39600	4.63300	2.87777
27	4.48700	4.71600	2.61508
28	4.57500	4.79500	2.67577
29	4.66000	4.86900	2.41318
30	4.74100	4.93700	2.55448
31	4.81700	4.99900	2.45106
32	4.88700	5.05700	2.19703
33	4.95300	5.11100	2.28542
34	5.01200	5.16300	2.04393
35	5.06400	5.21300	1.97727
36	5.11000	5.26200	2.69692
37	5.15600	5.31200	2.17002
38	5.20700	5.36300	2.30130
39	5.25800	5.41300	2.11467
40	5.30800	5.46200	2.26703
41	5.35700	5.51100	2.04800
42	5.40600	5.56000	2.14380
43	5.45400	5.60900	2.31508
44	5.50200	5.65800	2.07877
45	5.55000	5.70800	2.21126
46	5.59800	5.75700	1.97226
47	5.64600	5.80500	1.91925
48	5.69400	5.85200	2.58137
49	5.74400	5.89600	1.83690
50	5.79400	5.93700	1.97463
51	5.84000	5.97400	1.72969
52	5.88300	6.00600	1.87727
53	5.92100	6.03300	1.63767
54	5.95500	6.05500	1.69640
55	5.98400	6.07200	1.88633
56	6.00900	6.08900	1.65585
57	6.02800	6.11000	1.83114
58	6.04300	6.13600	1.60942
59	6.05200	6.16800	1.59431
60	6.05500	6.20700	2.04340
61	6.08100	6.25200	1.62792
62	6.13300	6.30100	1.77591
63	6.18300	6.34700	1.52371
64	6.23200	6.39200	1.67666
65	6.27800	6.43400	1.43977
66	6.32300	6.47500	1.21391
67	6.36600	6.51300	1.40531
68	6.40700	6.54800	1.17044
69	6.44500	6.58100	1.34067
70	6.48100	6.61200	1.10913
71	6.51500	6.63900	1.08203
72	6.54600	6.66400	1.74420
73	6.57500	6.68600	1.12705
74	6.60100	6.70500	1.31489
75	6.62400	6.72100	1.09312
76	6.64400	6.73300	1.28892
77	6.66100	6.74200	1.07273
78	6.67500	6.74800	1.10208
79	6.68600	6.75000	1.31751
80	6.69300	6.75100	1.11398
81	6.69700	6.75300	1.32643
82	6.69800	6.75800	1.13386
83	6.69400	6.76500	1.15029
84	6.68700	6.77600	1.79462
85	6.68700	6.77600	1.19442
86	6.68700	6.77600	1.40739
87	6.68700	6.77600	1.22818
88	6.68700	6.77600	1.43973
89	6.68700	6.77600	1.26646
90	6.68700	6.77600	1.29048
91	6.68700	6.77600	1.50054
92	6.68700	6.77600	1.33609
93	6.68700	6.77600	1.54520
94	6.68700	6.77600	1.38704
95	6.68700	6.77600	1.41439
96	6.68700	6.77600	2.03517

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Option One Mortgage Corporation Fixed Rate Collateral Comparison:

Fixed Rate:	Transaction 2003-2
Total Transaction Collateral	1,244,298,611
Statistical Loans Only?	
Total Bond Balance	
FRM Number of Loans	2,522
FRM Principal Balance	346,020,003
FRM Collateral Percentage	28%
FRM Bond Balance	
FRM Collateral Only:	
Average Balance	137,343
Weighted Average Gross Coupon	7.75
Weighted Average Original Term	342
Weighted Average Remaining Term	341
Seasoning	1
Weighted Average CLTV %	76.26
LTV > 80%	32.37%
Weighted Average Credit Score	640
Properties Secured by 1st / 2nd Liens	98.23% / 1.77%
Owner Occupied %	90.59%
Single Family %	74.77%
2-4 Family %	12.22%
Manufactured Home %	0.82%
Other %	12.19%
Geographic Distribution	
States with >5% Concentrations	CA, NY, TX, MA, FL
Loan Purpose:	
Purchase	15.34%
Refinance - Rate/Term	9.78%
Refinance - Cashout	74.88%
Documentation Level:	
Full Documentation	60.63%
Limited	0.83%
Stated	38.26%
No Documentation	0.28%
Prepayment Penalties	76.84%
Prepayment Penalty Term	31

Option One Mortgage Corporation Adjustable Rate Collateral Comparison:

Adjustable Rate:	Transaction 2003-2
Total Transaction Collateral	1,244,298,611
Statistical Loans Only?	
Total Bond Balance	
ARM Number of Loans	5,766
ARM Principal Balance	898,278,609
ARM Collateral Percentage	72%
ARM Bond Balance	
ARM Collateral Only:	
Average Balance	155,895
Weighted Average Gross Coupon	8.03
Weighted Average Gross Margin	5.21
Weighted Average Maximum Rate	14.03
Weighted Average Minimum Rate	8.03
Weighted Average Months to Roll	
Weighted Average Initial Cap	3.00
Weighted Average Periodic Cap	1.00
Weighted Average Original Term	360
Weighted Average Remaining Term	359
Seasoning	1
Weighted Average CLTV %	78.62
LTV > 80%	32.13%
Weighted Average Credit Score	588
Properties Secured by 1st / 2nd Liens	100.00% / 0.00%
Owner Occupied %	93.52%
Single Family %	74.29%
2-4 Family %	10.84%
Manufactured Home %	0.97%
Other %	13.90%
Geographic Distribution	
States with >5% Concentrations	CA, NY, MA, NJ, FL, Il, TX
Loan Purpose:	
Purchase	21.76%
Refinance - Rate/Term	7.35%
Refinance - Cashout	70.89%
Documentation Level:	
Full Documentation	55.01%
Limited	0.63%
Stated	44.14%
No Documentation	0.22%
ARM Product Types:	
1 Year CMT	
2/28 LIBOR	90.68%
3/27 LIBOR	7.76%
5/25 LIBOR	
6 Month LIBOR	0.04%
2/13 LIBOR	0.17%
3/12 LIBOR	0.01%
15/15 LIBOR	1.34%
Prepayment Penalties	72.48%
Prepayment Penalty Term	25

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Price/Yield Report (Group Level)

M2

Tranche	M2	Curr Balance	60,000,000.00	Settle	03/14/2003
Coupon		Orig Balance	60,000,000.00	Tranche Type	MEZ_FLT
Margin		Factor	1.000000	Factor Date	03/03
Index	MULTIPLE	Calc Spread	Interp rate@WAL	Accr Days	0

Vol FRM Prepay	60 PPC	115 PPC	170 PPC	230 PPC
Vol ARM Prepay	50 PPC	100 PPC	150 PPC	200 PPC
Loss Severity(%)	25	25	25	25
Recovery Lag(Mos)	0	0	0	0
TriggerLibor	FLAT	FLAT	FLAT	FLAT
Triggers	Fail	Fail	Fail	Fail
Opt Redeem	No	No	No	No
Bond Loss	$460K	$150K	$344K	$537K
Pool Default (COLLAT)	$785,917K	$561,312K	$466,815K	$412,533K
Pool Loss (COLLAT)	$196,479K	$140,328K	$116,704K	$103,133K
Pool Default (COLLAT)	49.12%	35.08%	29.18%	25.78%
Pool Loss (COLLAT)	12.28%	8.77%	7.29%	6.45%

GREENWICH CAPITAL MARKETS

Thu, Mar 6 2003 11:42 AM

Price/Yield Report (Group Level)

M3

Tranche	M3	Curr Balance	24,000,000.00	Settle	03/14/2003
Coupon		Orig Balance	24,000,000.00	Tranche Type	MEZ_FLT
Margin		Factor	1.000000	Factor Date	03/03
Index	MULTIPLE	Calc Spread	Interp rate@WAL	Accr Days	0

Vol FRM Prepay	60 PPC	115 PPC	170 PPC	230 PPC
Vol ARM Prepay	50 PPC	100 PPC	150 PPC	200 PPC
Loss Severity(%)	25	25	25	25
Recovery Lag(Mos)	0	0	0	0
TriggerLibor	FLAT	FLAT	FLAT	FLAT
Triggers	Fail	Fail	Fail	Fail
Opt Redeem	No	No	No	No
Bond Loss	$39K	$182K	$203K	$158K
Pool Default (COLLAT)	$694,400K	$443,816K	$330,766K	$283,254K
Pool Loss (COLLAT)	$173,600K	$110,954K	$82,691K	$70,814K
Pool Default (COLLAT)	43.40%	27.74%	20.67%	17.70%
Pool Loss (COLLAT)	10.85%	6.93%	5.17%	4.43%

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Price/Yield Report (Group Level)

M2

Tranche	M2	Curr Balance	60,000,000.00	Settle	03/14/2003
Coupon		Orig Balance	60,000,000.00	Tranche Type	MEZ_FLT
Margin		Factor	1.000000	Factor Date	03/03
Index	MULTIPLE	Calc Spread	Interp rate@WAL	Accr Days	0

Vol FRM Prepay	60 PPC	115 PPC	170 PPC	230 PPC
Vol ARM Prepay	50 PPC	100 PPC	150 PPC	200 PPC
Losses	% of Curve	% of Curve	% of Curve	% of Curve
Loss Severity(%)	25	25	25	25
Recovery Lag(Mos)	0	0	0	0
LIBOR	FWRD + 200	FWRD + 200	FWRD + 200	FWRD + 200
Triggers	FAIL	FAIL	FAIL	FAIL
Opt Redeem	No	No	No	No
Bond Loss	$58K	$40K	$61K	$36K
Pool Default (COLLAT)	$568,960K	$430,871K	$364,503K	$325,528K
Pool Loss (COLLAT)	$142,240K	$107,718K	$91,126K	$81,382K
Pool Default (COLLAT)	35.56%	26.93%	22.78%	20.35%
Pool Loss (COLLAT)	8.89%	6.73%	5.70%	5.09%

GREENWICH CAPITAL MARKETS

Thu, Mar 6 2003 12:39 AM

Price/Yield Report (Group Level)

M3

Tranche	M3	Curr Balance	24,000,000.00	Settle	03/14/2003
Coupon		Orig Balance	24,000,000.00	Tranche Type	MEZ_FLT
Margin		Factor	1.000000	Factor Date	03/03
Index	MULTIPLE	Calc Spread	Interp rate@WAL	Accr Days	0

Vol FRM Prepay	60 PPC	115 PPC	170 PPC	230 PPC
Vol ARM Prepay	50 PPC	100 PPC	150 PPC	200 PPC
Losses	% of Curve	% of Curve	% of Curve	% of Curve
Loss Severity(%)	25	25	25	25
Recovery Lag(Mos)	0	0	0	0
LIBOR	FWRD + 200	FWRD + 200	FWRD + 200	FWRD + 200
Triggers	FAIL	FAIL	FAIL	FAIL
Opt Redeem	No	No	No	No
Bond Loss	$141K	$89K	$110K	$184K
Pool Default (COLLAT)	$478,080K	$325,120K	$258,783K	$224,710K
Pool Loss (COLLAT)	$119,520K	$81,280K	$64,696K	$56,178K
Pool Default (COLLAT)	29.88%	20.32%	16.17%	14.04%
Pool Loss (COLLAT)	7.47%	5.08%	4.04%	3.51%

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

GREENWICH CAPITAL MARKETS

Wed, Mar 5 2003 11:24 PM

Price/Yield Report (Group Level)

M2

Tranche	M2	Curr Balance	60,000,000.00	Settle	03/14/2003
Coupon		Orig Balance	60,000,000.00	Tranche Type	MEZ_FLT
Margin		Factor	1.000000	Factor Date	03/03
Index	MULTIPLE	Calc Spread	Interp rate@WAL	Accr Days	0

Vol FRM Prepay	60 PPC	115 PPC	170 PPC	230 PPC
Vol ARM Prepay	50 PPC	100 PPC	150 PPC	200 PPC
Loss Rate	21.331 CDR	23.327 CDR	25.098 CDR	26.795 CDR
Loss Severity(%)	25	25	25	25
Recovery Lag(Mos)	0	0	0	0
LIBOR	FLAT	FLAT	FLAT	FLAT
Triggers	FAIL	FAIL	FAIL	FAIL
Opt Redeem	No	No	No	No
Bond Loss	$6K	$10K	$14K	$7K
Pool Default (COLLAT)	$1,003,188K	$806,663K	$696,631K	$623,356K
Pool Loss (COLLAT)	$250,797K	$201,666K	$174,158K	$155,839K
Pool Default (COLLAT)	62.70%	50.42%	43.54%	38.96%
Pool Loss (COLLAT)	15.67%	12.60%	10.88%	9.74%

Tranche	M3	Curr Balance	24,000,000.00	Settle	03/14/2003
Coupon		Orig Balance	24,000,000.00	Tranche Type	MEZ_FLT
Margin		Factor	1.000000	Factor Date	03/03
Index	MULTIPLE	Calc Spread	Interp rate@WAL	Accr Days	0

Vol FRM Prepay	60 PPC	115 PPC	170 PPC	230 PPC
Vol ARM Prepay	50 PPC	100 PPC	150 PPC	200 PPC
Loss Rate	18.679 CDR	20.055 CDR	21.280 CDR	22.454 CDR
Loss Severity(%)	25	25	25	25
Recovery Lag(Mos)	0	0	0	0
LIBOR	FLAT	FLAT	FLAT	FLAT
Triggers	FAIL	FAIL	FAIL	FAIL
Opt Redeem	No	No	No	No
Bond Loss	$18K	$19K	$2K	$12K
Pool Default (COLLAT)	$939,467K	$730,326K	$615,123K	$539,078K
Pool Loss (COLLAT)	$234,867K	$182,581K	$153,781K	$134,769K
Pool Default (COLLAT)	58.72%	45.65%	38.45%	33.69%
Pool Loss (COLLAT)	14.68%	11.41%	9.61%	8.42%

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

GREENWICH CAPITAL MARKETS

Price/Yield Report (Group Level) M2 Wed, Mar 5 2003 11:37 PM

Tranche	M2	Curr Balance	60,000,000.00	Settle	03/14/2003
Coupon		Orig Balance	60,000,000.00	Tranche Type	MEZ_FLT
Margin		Factor	1.000000	Factor Date	03/03
Index	MULTIPLE	Calc Spread	Interp rate@WAL	Accr Days	0

Vol FRM Prepay	60 PPC	115 PPC	170 PPC	230 PPC
Vol ARM Prepay	50 PPC	100 PPC	150 PPC	200 PPC
Loss Rate	11.723 CDR	14.508 CDR	16.972 CDR	19.213 CDR
Loss Severity(%)	25	25	25	25
Recovery Lag(Mos)	0	0	0	0
LIBOR	FWRD + 200	FWRD + 200	FWRD + 200	FWRD + 200
Triggers	FAIL	FAIL	FAIL	FAIL
Opt Redeem	No	No	No	No
Bond Loss	$12K	$16K	$4K	$7K
Pool Default (COLLAT)	$724,188K	$581,344K	$514,830K	$472,574K
Pool Loss (COLLAT)	$181,047K	$145,336K	$128,708K	$118,143K
Pool Default (COLLAT)	45.26%	36.33%	32.18%	29.54%
Pool Loss (COLLAT)	11.32%	9.08%	8.04%	7.38%

Tranche	M3	Curr Balance	24,000,000.00	Settle	03/14/2003
Coupon		Orig Balance	24,000,000.00	Tranche Type	MEZ_FLT
Margin		Factor	1.000000	Factor Date	03/03
Index	MULTIPLE	Calc Spread	Interp rate@WAL	Accr Days	0

Vol FRM Prepay	60 PPC	115 PPC	170 PPC	230 PPC
Vol ARM Prepay	50 PPC	100 PPC	150 PPC	200 PPC
Loss Rate	9.651 CDR	11.889 CDR	13.505 CDR	15.087 CDR
Loss Severity(%)	25	25	25	25
Recovery Lag(Mos)	0	0	0	0
LIBOR	FWRD + 200	FWRD + 200	FWRD + 200	FWRD + 200
Triggers	FAIL	FAIL	FAIL	FAIL
Opt Redeem	No	No	No	No
Bond Loss	$11K	$30K	$24K	$18K
Pool Default (COLLAT)	$638,279K	$499,634K	$426,364K	$382,887K
Pool Loss (COLLAT)	$159,570K	$124,909K	$106,591K	$95,722K
Pool Default (COLLAT)	39.89%	31.23%	26.65%	23.93%
Pool Loss (COLLAT)	9.97%	7.81%	6.66%	5.98%

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

GREENWICH CAPITAL MARKETS

Wed, Mar 5 2003 11:33 PM

Price/Yield Report (Group Level)

M2

Tranche	M2	Curr Balance	60,000,000.00	Settle	03/14/2003
Coupon		Orig Balance	60,000,000.00	Tranche Type	MEZ_FLT
Margin		Factor	1.000000	Factor Date	03/03
Index	MULTIPLE	Calc Spread	Interp rate@WAL	Accr Days	0

Vol FRM Prepay	60 PPC	115 PPC	170 PPC	230 PPC
Vol ARM Prepay	50 PPC	100 PPC	150 PPC	200 PPC
Loss Rate	16.315 CDR	20.342 CDR	23.055 CDR	25.452 CDR
Loss Severity(%)	25	25	25	25
Recovery Lag(Mos)	0	0	0	0
LIBOR	FWRD	FWRD	FWRD	FWRD
Triggers	FAIL	FAIL	FAIL	FAIL
Opt Redeem	No	No	No	No
Bond Loss	$4K	$14K	$11K	$6K
Pool Default (COLLAT)	$876,391K	$737,727K	$653,949K	$597,882K
Pool Loss (COLLAT)	$219,098K	$184,432K	$163,487K	$149,470K
Pool Default (COLLAT)	54.77%	46.11%	40.87%	37.37%
Pool Loss (COLLAT)	13.69%	11.53%	10.22%	9.34%

Price/Yield Report (Group Level)

M3

Tranche	M3	Curr Balance	24,000,000.00	Settle	03/14/2003
Coupon		Orig Balance	24,000,000.00	Tranche Type	MEZ_FLT
Margin		Factor	1.000000	Factor Date	03/03
Index	MULTIPLE	Calc Spread	Interp rate@WAL	Accr Days	0

Vol FRM Prepay	60 PPC	115 PPC	170 PPC	230 PPC
Vol ARM Prepay	50 PPC	100 PPC	150 PPC	200 PPC
Loss Rate	9.651 CDR	11.889 CDR	13.505 CDR	15.087 CDR
Loss Severity(%)	25	25	25	25
Recovery Lag(Mos)	0	0	0	0
LIBOR	FWRD + 200	FWRD + 200	FWRD + 200	FWRD + 200
Triggers	FAIL	FAIL	FAIL	FAIL
Opt Redeem	No	No	No	No
Bond Loss	$11K	$30K	$24K	$18K
Pool Default (COLLAT)	$638,279K	$499,634K	$426,364K	$382,887K
Pool Loss (COLLAT)	$159,570K	$124,909K	$106,591K	$95,722K
Pool Default (COLLAT)	39.89%	31.23%	26.65%	23.93%
Pool Loss (COLLAT)	9.97%	7.81%	6.66%	5.98%

COMPUTATIONAL MATERIALS DISCLAIMER

GREENWICH CAPITAL MARKETS

Thu, Mar 6 2003 12:13 AM

Price/Yield Report (Group Level)

M2

Tranche	M2	Curr Balance	60,000,000.00	Settle	03/14/2003
Coupon		Orig Balance	60,000,000.00	Tranche Type	MEZ_FLT
Margin		Factor	1.000000	Factor Date	03/03
Index	MULTIPLE	Calc Spread	Interp rate@WAL	Accr Days	0

Vol FRM Prepay	60 PPC	115 PPC	170 PPC	230 PPC
Vol ARM Prepay	50 PPC	100 PPC	150 PPC	200 PPC
Loss Severity(%)	25	25	25	25
Recovery Lag(Mos)	0	0	0	0
LIBOR	FWRD	FWRD	FWRD	FWRD
Triggers	FAIL	FAIL	FAIL	FAIL
Opt Redeem	No	No	No	No
Bond Loss	$99K	$109K	$160K	$105K
Pool Default (COLLAT)	$641,600K	$473,191K	$411,047K	$379,000K
Pool Loss (COLLAT)	$160,400K	$118,298K	$102,762K	$94,750K
Pool Default (COLLAT)	40.10%	29.57%	25.69%	23.69%
Pool Loss (COLLAT)	10.03%	7.39%	6.42%	5.92%

GREENWICH CAPITAL MARKETS

Thu, Mar 6 2003 12:26 AM

Price/Yield Report (Group Level)

M3

Tranche	M3	Curr Balance	24,000,000.00	Settle	03/14/2003
Coupon		Orig Balance	24,000,000.00	Tranche Type	MEZ_FLT
Margin		Factor	1.000000	Factor Date	03/03
Index	MULTIPLE	Calc Spread	Interp rate@WAL	Accr Days	0

Vol FRM Prepay	60 PPC	115 PPC	170 PPC	230 PPC
Vol ARM Prepay	50 PPC	100 PPC	150 PPC	200 PPC
Loss Severity(%)	25	25	25	25
Recovery Lag(Mos)	0	0	0	0
LIBOR	FWRD	FWRD	FWRD	FWRD
Triggers	FAIL	FAIL	FAIL	FAIL
Opt Redeem	No	No	No	No
Bond Loss	$112K	$90K	$136K	$3K
Pool Default (COLLAT)	$543,360K	$359,039K	$279,558K	$251,464K
Pool Loss (COLLAT)	$135,840K	$89,760K	$69,890K	$62,866K
Pool Default (COLLAT)	33.96%	22.44%	17.47%	15.72%
Pool Loss (COLLAT)	8.49%	5.61%	4.37%	3.93%

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

GREENWICH CAPITAL MARKETS

Wed, Mar 5 2003 09:27 PM

Price/Yield Report (Group Level)

M2

Tranche	M2	Curr Balance	60,000,000.00	Settle	03/14/2003
Coupon		Orig Balance	60,000,000.00	Tranche Type	MEZ_FLT
Margin		Factor	1.000000	Factor Date	03/03
Index	MULTIPLE	Calc Spread	Interp rate@WAL	Accr Days	0

	Vol FRM Prepay	115 PPC	115 PPC
	Vol ARM Prepay	100 PPC	100 PPC
	Loss Rate	23.770 CDR	15.225 CDR
	Loss Severity(%)	20	30
	Recovery Lag(Mos)	12	12
	LIBOR	FLAT	FLAT
	Triggers	FAIL	FAIL
	Opt Redeem	No	No
Price	Price32nd	Yield	Yield
100.00000	100-00	3.429	3.432
	WAL (#yr)	7.37	8.62
	First Princ	01/25/2009	11/25/2009
	Last Princ	03/25/2033	03/25/2033
	Mod Durn	6.529	7.476
	Bond Loss	$1K	$4K
	Pool Default (COLLAT)	$807,582K	$594,606K
	Pool Loss (COLLAT)	$163,280K	$180,407K
	Pool Default (COLLAT)	50.47%	37.16%
	Pool Loss (COLLAT)	10.20%	11.28%

GREENWICH CAPITAL MARKETS

Wed, Mar 5 2003 09:28 PM

Price/Yield Report (Group Level)

M3

Tranche	M3	Curr Balance	24,000,000.00	Settle	03/14/2003
Coupon		Orig Balance	24,000,000.00	Tranche Type	MEZ_FLT
Margin		Factor	1.000000	Factor Date	03/03
Index	MULTIPLE	Calc Spread	Interp rate@WAL	Accr Days	0

	Vol FRM Prepay	115 PPC	115 PPC
	Vol ARM Prepay	100 PPC	100 PPC
	Loss Rate	19.457 CDR	12.632 CDR
	Loss Severity(%)	20	30
	Recovery Lag(Mos)	12	12
	LIBOR	FLAT	FLAT
	Triggers	FAIL	FAIL
	Opt Redeem	No	No
Price	Price32nd	Yield	Yield
100.00000	100-00	4.735	4.735
	WAL (#yr)	9.52	10.91
	First Princ	12/25/2010	01/25/2012
	Last Princ	03/25/2033	03/25/2033
	Mod Durn	7.693	8.561
	Bond Loss	$3K	$18K
	Pool Default (COLLAT)	$707,607K	$516,648K
	Pool Loss (COLLAT)	$143,095K	$156,781K
	Pool Default (COLLAT)	44.23%	32.29%
	Pool Loss (COLLAT)	8.94%	9.80%

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

GREENWICH CAPITAL MARKETS

Wed, Mar 5 2003 09:38 PM

Price/Yield Report (Group Level)

M2

Tranche	M2	Curr Balance	60,000,000.00	Settle	03/14/2003
Coupon		Orig Balance	60,000,000.00	Tranche Type	MEZ_FLT
Margin		Factor	1.000000	Factor Date	03/03
Index	MULTIPLE	Calc Spread	Interp rate@WAL	Accr Days	0

Vol FRM Prepay	115 PPC	115 PPC	115 PPC
Vol ARM Prepay	100 PPC	100 PPC	100 PPC
Loss Rate	18.520 CDR	11.510 CDR	8.310 CDR
Loss Severity(%)	20	30	40
Recovery Lag(Mos)	12	12	12
LIBOR	FWRD	FWRD	FWRD
Triggers	FAIL	FAIL	FAIL
Opt Redeem	No	No	No
Bond Loss	$17K	$49K	$33K
Pool Default (COLLAT)	$684,711K	$481,275K	$369,464K
Pool Loss (COLLAT)	$138,399K	$145,965K	$149,434K
Pool Default (COLLAT)	42.79%	30.08%	23.09%
Pool Loss (COLLAT)	8.65%	9.12%	9.34%

Tranche	M3	Curr Balance	24,000,000.00	Settle	03/14/2003
Coupon		Orig Balance	24,000,000.00	Tranche Type	MEZ_FLT
Margin		Factor	1.000000	Factor Date	03/03
Index	MULTIPLE	Calc Spread	Interp rate@WAL	Accr Days	0

Vol FRM Prepay	115 PPC	115 PPC	115 PPC
Vol ARM Prepay	*100 PPC*	*100 PPC*	*100 PPC*
Loss Rate	14.066 CDR	8.839 CDR	6.438 CDR
Loss Severity(%)	20	30	40
Recovery Lag(Mos)	12	12	12
LIBOR	FWRD	FWRD	FWRD
Triggers	FAIL	FAIL	FAIL
Opt Redeem	No	No	No
Bond Loss	$6K	$4K	$8K
Pool Default (COLLAT)	$561,395K	$388,918K	$297,220K
Pool Loss (COLLAT)	$113,495K	$117,973K	$120,230K
Pool Default (COLLAT)	35.09%	24.31%	18.58%
Pool Loss (COLLAT)	7.09%	7.37%	7.51%

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

GREENWICH CAPITAL MARKETS Wed, Mar 5 2003 09:23 PM

Price/Yield Report (Group Level)

M2

Tranche	M2	Curr Balance	60,000,000.00	Settle	03/14/2003
Coupon		Orig Balance	60,000,000.00	Tranche Type	MEZ_FLT
Margin		Factor	1.000000	Factor Date	03/03
Index	MULTIPLE	Calc Spread	Interp rate@WAL	Accr Days	0

	Vol FRM Prepay	115 PPC	115 PPC
	Vol ARM Prepay	100 PPC	100 PPC
	Loss Rate	18.519 CDR	11.505 CDR
	Loss Severity(%)	20	30
	Recovery Lag(Mos)	12	12
	LIBOR	FWRD	FWRD
	Trigger	FAIL	FAIL
	Opt Redeem	No	No
Price	Price32nd	Yield	Yield
100.00000	100-00	5.616	5.735
	WAL (#yr)	8.09	9.27
	First Princ	07/25/2009	05/25/2010
	Last Princ	03/25/2033	03/25/2033
	Mod Durn	6.623	7.336
	Bond Loss	$11K	$4K
	Pool Default (COLLAT)	$684,685K	$481,110K
	Pool Loss (COLLAT)	$138,394K	$145,915K
	Pool Default (COLLAT)	42.79%	30.07%
	Pool Loss (COLLAT)	8.65%	9.12%

GREENWICH CAPITAL MARKETS

Wed, Mar 5 2003 09:23 PM

Price/Yield Report (Group Level)

M3

Tranche	M3	Curr Balance	24,000,000.00	Settle	03/14/2003
Coupon		Orig Balance	24,000,000.00	Tranche Type	MEZ_FLT
Margin		Factor	1.000000	Factor Date	03/03
Index	MULTIPLE	Calc Spread	Interp rate@WAL	Accr Days	0

	Vol FRM Prepay	115 PPC	115 PPC
	Vol ARM Prepay	100 PPC	100 PPC
	Loss Rate	14.065 CDR	8.839 CDR
	Loss Severity(%)	20	30
	Recovery Lag(Mos)	12	12
	LIBOR	FWRD	FWRD
	Trigger	FAIL	FAIL
	Opt Redeem	No	No
Price	Price32nd	Yield	Yield
100.00000	100-00	6.477	6.525
	WAL (#yr)	10.64	11.92
	First Princ	11/25/2011	11/25/2012
	Last Princ	03/25/2033	03/25/2033
	Mod Durn	7.761	8.354
	Bond Loss	$1K	$4K
	Pool Default (COLLAT)	$561,365K	$388,918K
	Pool Loss (COLLAT)	$113,489K	$117,973K
	Pool Default (COLLAT)	35.09%	24.31%
	Pool Loss (COLLAT)	7.09%	7.37%

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

GREENWICH CAPITAL MARKETS Wed, Mar 5 2003 09:20 PM

Price/Yield Report (Group Level) M2

Tranche	M2	Curr Balance	60,000,000.00	Settle	03/14/2003
Coupon		Orig Balance	60,000,000.00	Tranche Type	MEZ_FLT
Margin		Factor	1.000000	Factor Date	03/03
Index	MULTIPLE	Calc Spread	Interp rate@WAL	Accr Days	0

	Vol FRM Prepay	115 PPC	115 PPC
	Vol ARM Prepay	100 PPC	100 PPC
	Loss Rate	14.967 CDR	9.419 CDR
	Loss Severity(%)	20	30
	Recovery Lag(Mos)	12	12
	LIBOR	FWRD + 150	FWRD + 150
	Triggers	FAIL	FAIL
	Opt Redeem	No	No
Price	Price32nd	Yield	Yield
100.00000	100-00	6.913	6.983
	WAL (#yr)	8.69	9.75
	First Princ	12/25/2009	09/25/2010
	Last Princ	09/25/2024	03/25/2033
	Mod Durn	6.579	7.114
	Bond Loss	$0K	$2K
	Pool Default (COLLAT)	$588,799K	$410,513K
	Pool Loss (COLLAT)	$118,949K	$124,427K
	Pool Default (COLLAT)	36.80%	25.66%
	Pool Loss (COLLAT)	7.43%	7.78%

GREENWICH CAPITAL MARKETS

Wed, Mar 5 2003 09:19 PM

Price/Yield Report (Group Level)

M3

Tranche	M3	Curr Balance	24,000,000.00	Settle	03/14/2003
Coupon		Orig Balance	24,000,000.00	Tranche Type	MEZ_FLT
Margin		Factor	1.000000	Factor Date	03/03
Index	MULTIPLE	Calc Spread	Interp rate@WAL	Accr Days	0

	Vol FRM Prepay	115 PPC	115 PPC
	Vol ARM Prepay	100 PPC	100 PPC
	Loss Rate	11.58 CDR	7.399 CDR
	Loss Severity(%)	20	30
	Recovery Lag(Mos)	12	12
	LIBOR	FWRD + 150	FWRD + 150
	Triggers	FAIL	FAIL
	Opt Redeem	No	No
Price	Price32nd	Yield	Yield
100.00000	100-00	7.567	7.572
	WAL (#yr)	11.27	12.37
	First Princ	05/25/2012	03/25/2013
	Last Princ	03/25/2033	03/25/2033
	Mod Durn	7.540	7.974
	Bond Loss	$11K	$14K
	Pool Default (COLLAT)	$484,374K	$335,616K
	Pool Loss (COLLAT)	$97,866K	$101,737K
	Pool Default (COLLAT)	30.27%	20.98%
	Pool Loss (COLLAT)	6.12%	6.36%

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

GREENWICH CAPITAL MARKETS

Price/Yield Report (Group Level)

M2

Wed, Mar 5 2003 09:57 PM

Tranche	M2	Curr Balance	60,000,000.00	Settle	03/14/2003
Coupon		Orig Balance	60,000,000.00	Tranche Type	MEZ_FLT
Margin		Factor	1.000000	Factor Date	03/03
Index	MULTIPLE	Calc Spread	Interp rate@WAL	Accr Days	0

Vol FRM Prepay	85 PPC	115 PPC	170 PPC
Vol ARM Prepay	75 PPC	100 PPC	150 PPC
Loss Rate	0 for 6 0 to 7.374 over 12	0 for 6 0 to 8.446 over 12	0 for 6 0 to 11.11 over 12
Loss Severity(%)	40	40	40
Recovery Lag(Mos)	6	6	6
LIBOR	SEE BELOW	SEE BELOW	SEE BELOW
Triggers	FAIL	FAIL	FAIL
Opt Redeem	No	No	No
Bond Loss	$15K	$21K	$39K
Pool Default (COLLAT)	$322,712K	$273,031K	$220,976K
Pool Loss (COLLAT)	$129,842K	$109,804K	$88,841K
Pool Default (COLLAT)	20.17%	17.06%	13.81%
Pool Loss (COLLAT)	8.12%	6.86%	5.55%

LIBOR Curve = Flat for 6 month then up 400 over 18 months

GREENWICH CAPITAL MARKETS

Wed, Mar 5 2003 09:52 PM

Price/Yield Report (Group Level)

M3

Tranche	M3	Curr Balance	24,000,000.00	Settle	03/14/2003
Coupon		Orig Balance	24,000,000.00	Tranche Type	MEZ_FLT
Margin		Factor	1.000000	Factor Date	03/03
Index	MULTIPLE	Calc Spread	Interp rate@WAL	Accr Days	0

Vol FRM Prepay	85 PPC	115 PPC	170 PPC
Vol ARM Prepay	75 PPC	100 PPC	150 PPC
Loss Rate	0 for 6 0 to 5.841 over 12	0 for 6 0 to 6.335 over 12	0 for 6 0 to 7.695 over 12
Loss Severity(%)	40	40	40
Recovery Lag(Mos)	6	6	6
LIBOR	SEE BELOW	SEE BELOW	SEE BELOW
Triggers	FAIL	FAIL	FAIL
Opt Redeem	No	No	No
Bond Loss	$11K	$41K	$46K
Pool Default (COLLAT)	$266,306K	$213,396K	$159,119K
Pool Loss (COLLAT)	$107,161K	$85,828K	$63,975K
Pool Default (COLLAT)	16.64%	13.34%	9.94%
Pool Loss (COLLAT)	6.70%	5.36%	4.00%

LIBOR Curve = Flat for 6 month then up 400 over 18 months

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

GREENWICH CAPITAL MARKETS

Price/Yield Report (Group Level)

OPTION ONE 2003-2 Class M3 - Hyperion Analysis

M3

Fri, Mar 7 2003 01:15 PM

Tranche	M3	Curr Balance	24,000,000.00	Settle	03/14/2003
Coupon		Orig Balance	24,000,000.00	Tranche Type	MEZ_FLT
Margin		Factor	1.000000	Factor Date	03/03
Index	MULTIPLE	Calc Spread	Interp rate@WAL	Accr Days	0

Vol FRM Prepay	85 PPC	115 PPC	155 PPC	170 PPC
Vol ARM Prepay	75 PPC	100 PPC	135 PPC	150 PPC
Loss Rate	0 for 6 0 to 6.728 over 12 months	0 for 6 0 to 7.291 over 12 months	0 for 6 0 to 8.340 over 12 months	0 for 6 0 to 8.859 over 12 months
Loss Severity(%)	35	35	35	35
Recovery Lag(Mos)	6	6	6	6
LIBOR	See Below	See Below	See Below	See Below
TRIGGERS	FAIL	FAIL	FAIL	FAIL
Opt Redeem	No	No	No	No
Bond Loss	$7K	$4K	$7K	$12K
Pool Default (COLLAT)	$299,504K	$241,009K	$193,972K	$180,741K
Pool Loss (COLLAT)	$105,447K	$84,814K	$68,242K	$63,584K
Pool Default (COLLAT)	18.72%	15.06%	12.12%	11.30%
Pool Loss (COLLAT)	6.59%	5.30%	4.27%	3.97%

LIBOR Curve = Flat for 6 month then up 400 over 18 months

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

GREENWICH CAPITAL MARKETS Wed, Mar 5 2003 09:38 PM

Price/Yield Report (Group Level) M2

Tranche	M2	Curr Balance	60,000,000.00	Settle	03/14/2003
Coupon		Orig Balance	60,000,000.00	Tranche Type	MEZ_FLT
Margin		Factor	1.000000	Factor Date	03/03
Index	MULTIPLE	Calc Spread	Interp rate@WAL	Accr Days	0

Vol FRM Prepay	115 PPC	115 PPC	115 PPC
Vol ARM Prepay	100 PPC	100 PPC	100 PPC
Loss Rate	18.520 CDR	11.510 CDR	8.310 CDR
Loss Severity(%)	20	30	40
Recovery Lag(Mos)	12	12	12
LIBOR	FWRD	FWRD	FWRD
Triggers	FAIL	FAIL	FAIL
Opt Redeem	No	No	No
Bond Loss	$17K	$49K	$33K
Pool Default (COLLAT)	$684,711K	$481,275K	$369,464K
Pool Loss (COLLAT)	$138,399K	$145,965K	$149,434K
Pool Default (COLLAT)	42.79%	30.08%	23.09%
Pool Loss (COLLAT)	8.65%	9.12%	9.34%

Price/Yield Report (Group Level)

M3

Tranche	M3	Curr Balance	24,000,000.00	Settle	03/14/2003
Coupon		Orig Balance	24,000,000.00	Tranche Type	MEZ_FLT
Margin		Factor	1.000000	Factor Date	03/03
Index	MULTIPLE	Calc Spread	Interp rate@WAL	Accr Days	0

Vol FRM Prepay	115 PPC	115 PPC	115 PPC
Vol ARM Prepay	100 PPC	100 PPC	100 PPC
Loss Rate	14.066 CDR	8.839 CDR	6.438 CDR
Loss Severity(%)	20	30	40
Recovery Lag(Mos)	12	12	12
LIBOR	FWRD	FWRD	FWRD
Triggers	FAIL	FAIL	FAIL
Opt Redeem	No	No	No
Bond Loss	$6K	$4K	$8K
Pool Default (COLLAT)	$561,395K	$388,918K	$297,220K
Pool Loss (COLLAT)	$113,495K	$117,973K	$120,230K
Pool Default (COLLAT)	35.09%	24.31%	18.58%
Pool Loss (COLLAT)	7.09%	7.37%	7.51%

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

GREENWICH CAPITAL MARKETS

Wed, Mar 5 2003 09:31 PM

Price/Yield Report (Group Level)

M2

Tranche	M2	Curr Balance	60,000,000.00	Settle	03/14/2003
Coupon		Orig Balance	60,000,000.00	Tranche Type	MEZ_FLT
Margin		Factor	1.000000	Factor Date	03/03
Index	MULTIPLE	Calc Spread	Interp rate@WAL	Accr Days	0

Vol FRM Prepay	115 PPC
Vol ARM Prepay	100 PPC
Loss Rate	17.231 CDR
Loss Severity(%)	25
Recovery Lag(Mos)	6
LIBOR	FWRD
Triggers	FAIL
Opt Redeem	No
Bond Loss	$0K
Pool Default (COLLAT)	$654,478K
Pool Loss (COLLAT)	$164,478K
Pool Default (COLLAT)	40.90%
Pool Loss (COLLAT)	10.28%

GREENWICH CAPITAL MARKETS

Wed, Mar 5 2003 09:32 PM

Price/Yield Report (Group Level)

M3

Tranche	M3	Curr Balance	24,000,000.00	Settle	03/14/2003
Coupon		Orig Balance	24,000,000.00	Tranche Type	MEZ_FLT
Margin		Factor	1.000000	Factor Date	03/03
Index	MULTIPLE	Calc Spread	Interp rate@WAL	Accr Days	0

Vol FRM Prepay	115 PPC
Vol ARM Prepay	100 PPC
Loss Rate	13.368 CDR
Loss Severity(%)	25
Recovery Lag(Mos)	6
LIBOR	FWRD
Triggers	FAIL
Opt Redeem	No
Bond Loss	$4K
Pool Default (COLLAT)	$543,226K
Pool Loss (COLLAT)	$136,531K
Pool Default (COLLAT)	33.95%
Pool Loss (COLLAT)	8.53%

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

GREENWICH CAPITAL MARKETS

Wed, Mar 5 2003 09:31 PM

Price/Yield Report (Group Level)

M2

Tranche	M2	Curr Balance	60,000,000.00	Settle	03/14/2003
Coupon		Orig Balance	60,000,000.00	Tranche Type	MEZ_FLT
Margin		Factor	1.000000	Factor Date	03/03
Index	MULTIPLE	Calc Spread	Interp rate@WAL	Accr Days	0

Vol FRM Prepay	115 PPC
Vol ARM Prepay	100 PPC
Loss Rate	17.231 CDR
Loss Severity(%)	25
Recovery Lag(Mos)	6
LIBOR	FWRD
Triggers	FAIL
Opt Redeem	No
Bond Loss	$0K
Pool Default (COLLAT)	$654,478K
Pool Loss (COLLAT)	$164,478K
Pool Default (COLLAT)	40.90%
Pool Loss (COLLAT)	10.28%

Tranche	M3	Curr Balance	24,000,000.00	Settle	03/14/2003
Coupon		Orig Balance	24,000,000.00	Tranche Type	MEZ_FLT
Margin		Factor	1.000000	Factor Date	03/03
Index	MULTIPLE	Calc Spread	Interp rate@WAL	Accr Days	0

Vol FRM Prepay	115 PPC
Vol ARM Prepay	100 PPC
Loss Rate	13.368 CDR
Loss Severity(%)	25
Recovery Lag(Mos)	6
LIBOR	FWRD
Triggers	FAIL
Opt Redeem	No
Bond Loss	$4K
Pool Default (COLLAT)	$543,226K
Pool Loss (COLLAT)	$136,531K
Pool Default (COLLAT)	33.95%
Pool Loss (COLLAT)	8.53%

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Price/Yield Report (Group Level)

M2

Tranche	M2	Curr Balance	60,000,000.00	Settle	03/14/2003
Coupon		Orig Balance	60,000,000.00	Tranche Type	MEZ_FLT
Margin		Factor	1.000000	Factor Date	03/03
Index	MULTIPLE	Calc Spread	Interp rate@WAL	Accr Days	0

Vol FRM Prepay	0 PPC	70 PPC	115 PPC	170 PPC
Vol ARM Prepay	0 PPC	50 PPC	100 PPC	150 PPC
Loss Rate	6.892 CDR	7.125 CDR	7.839 CDR	8.737 CDR
Loss Severity(%)	35	35	35	35
Recovery Lag(Mos)	12	12	12	12
LIBOR	Custom	Custom	Custom	Custom
Triggers	FAIL	FAIL	FAIL	FAIL
Opt Redeem	No	No	No	No
WAL (#yr)	28.52	16.07	10.08	6.95
First Princ	03/25/2030	10/25/2015	12/25/2010	07/25/2008
Last Princ	03/25/2033	03/25/2033	03/25/2033	03/25/2033
Bond Loss	$28K	$3K	$4K	$9K
Pool Default (COLLAT)	$1,145,901K	$494,929K	$352,339K	$289,227K
Pool Loss (COLLAT)	$411,469K	$175,331K	$124,620K	$102,244K
Pool Default (COLLAT)	71.62%	30.93%	22.02%	18.08%
Pool Loss (COLLAT)	25.72%	10.96%	7.79%	6.39%

Price/Yield Report (Group Level)

M3

Tranche	M3	Curr Balance	24,000,000.00	Settle	03/14/2003
Coupon		Orig Balance	24,000,000.00	Tranche Type	MEZ_FLT
Margin		Factor	1.000000	Factor Date	03/03
Index	MULTIPLE	Calc Spread	Interp rate@WAL	Accr Days	0

Vol FRM Prepay	0 PPC	70 PPC	115 PPC	170 PPC
Vol ARM Prepay	0 PPC	50 PPC	100 PPC	150 PPC
Loss Rate	6.494 CDR	5.978 CDR	6.015 CDR	6.400 CDR
Loss Severity(%)	35	35	35	35
Recovery Lag(Mos)	12	12	12	12
LIBOR	Custom	Custom	Custom	Custom
Triggers	FAIL	FAIL	FAIL	FAIL
Opt Redeem	No	No	No	No
WAL (#yr)	29.48	19.89	12.77	8.78
First Princ	02/25/2032	10/25/2019	07/25/2013	03/25/2010
Last Princ	03/25/2033	03/25/2033	03/25/2033	03/25/2033
Bond Loss	$50K	$2K	$18K	$36K
Pool Default (COLLAT)	$1,115,371K	$432,682K	$280,565K	$218,161K
Pool Loss (COLLAT)	$400,830K	$153,326K	$99,248K	$77,126K
Pool Default (COLLAT)	69.71%	27.04%	17.54%	13.64%
Pool Loss (COLLAT)	25.05%	9.58%	6.20%	4.82%

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

ıREENWICH CAPITAL MARKETS

Wed, Mar 5 2003 08:54 PM

rice/Yield Report (Group Level)

M2

Tranche	M2	Curr Balance	60,000,000.00	Settle	03/14/2003
Coupon		Orig Balance	60,000,000.00	Tranche Type	MEZ_FLT
Margin		Factor	1.000000	Factor Date	03/03
Index	MULTIPLE	Calc Spread	Interp rate@WAL	Accr Days	0

Vol FRM Prepay	0 PPC	60 PPC	115 PPC	170 PPC
Vol ARM Prepay	0 PPC	50 PPC	100 PPC	150 PPC
Loss Rate	7.444 CDR	8.226 CDR	9.647 CDR	10.618 CDR
Loss Severity(%)	35	35	35	35
Recovery Lag(Mos)	12	12	12	12
LIBOR	FWRD	FWRD	FWRD	FWRD
Triggers	FAIL	FAIL	FAIL	FAIL
Opt Redeem	No	No	No	No
WAL (#yr)	28.26	15.88	9.64	6.74
First Princ	10/25/2029	08/25/2015	08/25/2010	05/25/2008
Last Princ	03/25/2033	03/25/2033	03/25/2033	03/25/2033
Bond Loss	$30K	$19K	$5K	$3K
Pool Default (COLLAT)	$1,179,730K	$562,138K	$417,865K	$343,179K
Pool Loss (COLLAT)	$423,326K	$199,286K	$147,871K	$121,377K
Pool Default (COLLAT)	73.73%	35.13%	26.12%	21.45%
Pool Loss (COLLAT)	26.46%	12.46%	9.24%	7.59%

Tranche	M3	Curr Balance	24,000,000.00	Settle	03/14/2003
Coupon		Orig Balance	24,000,000.00	Tranche Type	MEZ_FLT
Margin		Factor	1.000000	Factor Date	03/03
Index	MULTIPLE	Calc Spread	Interp rate@WAL	Accr Days	0

Vol FRM Prepay	0 PPC	60 PPC	115 PPC	170 PPC
Vol ARM Prepay	0 PPC	50 PPC	100 PPC	150 PPC
Loss Rate	6.841 CDR	6.686 CDR	7.455 CDR	8.06 CDR
Loss Severity(%)	35	35	35	35
Recovery Lag(Mos)	12	12	12	12
LIBOR	FWRD	FWRD	FWRD	FWRD
Triggers	FAIL	FAIL	FAIL	FAIL
Opt Redeem	No	No	No	No
WAL (#yr)	29.41	20.03	12.31	8.52
First Princ	12/25/2031	11/25/2019	02/25/2013	01/25/2010
Last Princ	03/25/2033	03/25/2033	03/25/2033	03/25/2033
Bond Loss	$31K	$24K	$24K	$16K
Pool Default (COLLAT)	$1,137,636K	$482,909K	$337,144K	$268,802K
Pool Loss (COLLAT)	$408,693K	$171,269K	$119,324K	$95,078K
Pool Default (COLLAT)	71.10%	30.18%	21.07%	16.80%
Pool Loss (COLLAT)	25.54%	10.70%	7.46%	5.94%

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

GREENWICH CAPITAL MARKETS

Wed, Mar 5 2003 09:38 PM

Price/Yield Report (Group Level)

M2

Tranche	M2	Curr Balance	60,000,000.00	Settle	03/14/2003
Coupon		Orig Balance	60,000,000.00	Tranche Type	MEZ_FLT
Margin		Factor	1.000000	Factor Date	03/03
Index	MULTIPLE	Calc Spread	Interp rate@WAL	Accr Days	0

Vol FRM Prepay	115 PPC	115 PPC	115 PPC
Vol ARM Prepay	100 PPC	100 PPC	100 PPC
Loss Rate	*18.520 CDR*	*11.510 CDR*	*8.310 CDR*
Loss Severity(%)	20	30	40
Recovery Lag(Mos)	12	12	12
LIBOR	FWRD	FWRD	FWRD
Triggers	FAIL	FAIL	FAIL
Opt Redeem	No	No	No
Bond Loss	$17K	$49K	$33K
Pool Default (COLLAT)	$684,711K	$481,275K	$369,464K
Pool Loss (COLLAT)	$138,399K	$145,965K	$149,434K
Pool Default (COLLAT)	42.79%	30.08%	23.09%
Pool Loss (COLLAT)	8.65%	9.12%	9.34%

GREENWICH CAPITAL MARKETS

Price/Yield Report (Group Level)

Tranche	M3		M3		Wed, Mar 5 2003 09:37 PM
Coupon		Curr Balance	24,000,000.00		
Margin		Orig Balance	24,000,000.00		
Index	MULTIPLE	Factor	1.000000	Settle	03/14/2003
		Calc Spread	Interp rate@WAL	Tranche Type	MEZ_FLT
				Factor Date	03/03
				Accr Days	0

Vol FRM Prepay	115 PPC	115 PPC	115 PPC
Vol ARM Prepay	100 PPC	100 PPC	100 PPC
Loss Rate	14.066 CDR	8.839 CDR	6.438 CDR
Loss Severity(%)	20	30	40
Recovery Lag(Mos)	12	12	12
LIBOR	FWRD	FWRD	FWRD
Triggers	FAIL	FAIL	FAIL
Opt Redeem	No	No	No
Bond Loss	$6K	$4K	$8K
Pool Default (COLLAT)	$561,395K	$388,918K	$297,220K
Pool Loss (COLLAT)	$113,495K	$117,973K	$120,230K
Pool Default (COLLAT)	35.09%	24.31%	18.58%
Pool Loss (COLLAT)	7.09%	7.37%	7.51%

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

GREENWICH CAPITAL MARKETS

Price/Yield Report (Group Level)

M2

Tranche	M2	Curr Balance	60,000,000.00	Settle	03/14/2003
Coupon		Orig Balance	60,000,000.00	Tranche Type	MEZ_FLT
Margin		Factor	1.000000	Factor Date	03/03
Index	MULTIPLE	Calc Spread	Interp rate@WAL	Accr Days	0

Vol FRM Prepay	115 PPC
Vol ARM Prepay	100 PPC
Loss Rate	22.333 CDR
Loss Severity(%)	20
Recovery Lag(Mos)	6
LIBOR	Forward
Triggers	FAIL
Opt Redeem	No
Bond Loss	$3K
Pool Default (COLLAT)	$780,645K
Pool Loss (COLLAT)	$156,935K
Pool Default (COLLAT)	48.79%
Pool Loss (COLLAT)	9.81%

GREENWICH CAPITAL MARKETS

Price/Yield Report (Group Level)

M3

Tranche	M3	Curr Balance	24,000,000.00	Settle	03/14/2003
Coupon		Orig Balance	24,000,000.00	Tranche Type	MEZ_FLT
Margin		Factor	1.000000	Factor Date	03/03
Index	MULTIPLE	Calc Spread	Interp rate@WAL	Accr Days	0

Vol FRM Prepay	115 PPC
Vol ARM Prepay	100 PPC
Loss Rate	17.364 CDR
Loss Severity(%)	20
Recovery Lag(Mos)	6
LIBOR	Forward
Triggers	FAIL
Opt Redeem	No
Bond Loss	$4K
Pool Default (COLLAT)	$658,048K
Pool Loss (COLLAT)	$132,300K
Pool Default (COLLAT)	41.13%
Pool Loss (COLLAT)	8.27%

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Price/Yield Report (Group Level)

M2

Tranche	M2	Curr Balance	60,000,000.00	Settle	03/14/2003
Coupon		Orig Balance	60,000,000.00	Tranche Type	MEZ_FLT
Margin		Factor	1.000000	Factor Date	03/03
Index	MULTIPLE	Calc Spread	Interp rate@WAL	Accr Days	0

Vol FRM Prepay	115 PPC
Vol ARM Prepay	100 PPC
Loss Rate	16.072 CDR
Loss Severity(%)	20
Recovery Lag(Mos)	6
LIBOR	FWRD + 200
Triggers	FAIL
Opt Redeem	No
Bond Loss	$1K
Pool Default (COLLAT)	$623,528K
Pool Loss (COLLAT)	$125,317K
Pool Default (COLLAT)	38.97%
Pool Loss (COLLAT)	7.83%

GREENWICH CAPITAL MARKETS

Wed, Mar 5 2003 08:39 PM

Price/Yield Report (Group Level)

M3

Tranche	M3	Curr Balance	24,000,000.00	Settle	03/14/2003
Coupon		Orig Balance	24,000,000.00	Tranche Type	MEZ_FLT
Margin		Factor	1.000000	Factor Date	03/03
Index	MULTIPLE	Calc Spread	Interp rate@WAL	Accr Days	0

Vol FRM Prepay	115 PPC
Vol ARM Prepay	100 PPC
Loss Rate	12.632 CDR
Loss Severity(%)	20
Recovery Lag(Mos)	6
LIBOR	FWRD + 200
Triggers	FAIL
Opt Redeem	No
Bond Loss	$4K
Pool Default (COLLAT)	$521,036K
Pool Loss (COLLAT)	$104,724K
Pool Default (COLLAT)	32.56%
Pool Loss (COLLAT)	6.55%

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Forward LIBOR up 300 over 12 months

Option One Mortgage Loan Trust 2003-2

Severity 20.00%

			1st $ loss	
Class M-1	AA	**No Writedown**	36.41%	Cum Def
			7.28%	Cum Loss
Class M-2	A		26.02%	Cum Def
			5.20%	Cum Loss
Class M-3	BBB+		19.26%	Cum Def
			3.85%	Cum Loss

Severity 30.00%

		1st $ loss	
Class M-1	AA	29.90%	Cum Def
		8.97%	Cum Loss
Class M-2	A	18.13%	Cum Def
		5.44%	Cum Loss
Class M-3	BBB+	13.35%	Cum Def
		4.00%	Cum Loss

Severity 40.00%

		1st $ loss	
Class M-1	AA	22.95%	Cum Def
		9.18%	Cum Loss
Class M-2	A	14.01%	Cum Def
		5.60%	Cum Loss
Class M-3	BBB+	10.14%	Cum Def
		4.06%	Cum Loss

1) Use BBB Fitch NIM prepay Curves (inclusive of Default Curve)
2) Use BBB Default Curve
3) Keep the backed into Base Case Vol Cpr constant for all runs
4) Increase the *Default Curve until first $ of Loss*
5) Use Forward Libor Curve
6) Use 40% for NO MI Loans
7) Run to Call (Assume Par takeout on Loans at Call)
8) Show Cum Default and Cum Loss on the output
9) Run a DLQ *vector* which basically takes the $ of Default *and* assume it was DLQ 9 months earlier for DLQ values on triggers

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Option One Mortgage Loan Trust 2003-2 — **Class M-1 (AA)**

Price (%):	100-00	Balance:	$76,000,000	Accrued Date:	03/14/03
Prepayments Voluntary:	No			Settle Date:	03/14/03
				First Pay Date:	04/25/03
Delinquency Percent:	100%	Forward LIBOR			
Severity:	100%				

FRM Pricing: 115% of 4%-20% CPR over 12 Months
ARM Pricing: 100% of 4%-35% CPR over 24 Months

Prepay Speed	11.00% Loss	12.00% Loss	13.00% Loss	14.00% Loss	15.00% Loss	16.00% Loss	17.00% Loss
70% Pricing							
Discount Margin:	0.800%	0.811%	0.822%	0.835%	0.302%	-1.168%	-2.959%
Average Life:	11.94	12.55	13.29	14.24	15.17	15.74	16.41
Duration:	9.22	9.55	9.93	10.39	10.86	11.25	11.75
Principal Window:	126 - 165	131 - 177	136 - 194	142 - 219	149 - 243	158 - 243	169 - 243
Total Loss (FRM/ARM/Total):	11.00%	12.00%	13.00%	14.00%	15.00%	16.00%	17.00%
Yield:	4.963%	5.014%	5.070%	5.132%	4.622%	3.135%	1.335%
Principal Writedown:	0.00%	0.00%	0.00%	0.00%	7.50%	25.41%	43.38%
Principal Writedown Payback:	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
85% Pricing							
Discount Margin:	0.818%	0.830%	0.843%	0.122%	-1.556%	-3.605%	-6.290%
Average Life:	10.57	11.15	11.94	12.68	13.16	13.75	14.48
Duration:	8.43	8.77	9.20	9.62	9.95	10.37	10.91
Principal Window:	110 - 150	114 - 163	119 - 185	125 - 205	132 - 205	141 - 205	153 - 205
Total Loss:	11.00%	12.00%	13.00%	14.00%	15.00%	16.00%	17.00%
Yield:	4.872%	4.933%	5.005%	4.305%	2.609%	0.552%	-2.124%
Principal Writedown:	0.00%	0.00%	0.00%	8.94%	26.88%	44.88%	63.00%
Principal Writedown Payback:	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
100% Pricing							
Discount Margin:	0.840%	0.855%	0.200%	-1.592%	-3.773%	-6.629%	-11.132%
Average Life:	9.72	10.47	11.22	11.66	12.18	12.84	13.73
Duration:	7.91	8.36	8.79	9.10	9.48	9.95	10.56
Principal Window:	98 - 145	103 - 167	108 - 189	115 - 188	123 - 187	134 - 185	150 - 184
Total Loss:	11.00%	12.00%	13.00%	14.00%	15.00%	16.00%	17.00%
Yield:	4.808%	4.897%	4.281%	2.470%	0.281%	-2.563%	-6.998%
Principal Writedown:	0.00%	0.00%	7.56%	25.50%	43.52%	61.75%	80.50%
Principal Writedown Payback:	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
115% Pricing							
Discount Margin:	0.858%	0.479%	-1.387%	-3.624%	-6.480%	-10.691%	-21.258%
Average Life:	9.06	9.94	10.36	10.89	11.56	12.53	14.21
Duration:	7.48	8.02	8.33	8.71	9.19	9.83	10.56
Principal Window:	88 - 147	93 - 188	99 - 187	106 - 185	116 - 183	131 - 181	164 - 178
Total Loss:	11.00%	12.00%	13.00%	14.00%	15.00%	16.00%	17.00%
Yield:	4.748%	4.451%	2.570%	0.331%	-2.504%	-6.638%	-16.803%
Principal Writedown:	0.00%	4.22%	22.12%	40.12%	58.42%	77.18%	96.09%
Principal Writedown Payback:	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
130% Pricing							
Discount Margin:	0.874%	-0.870%	-3.129%	-5.933%	-9.762%	-16.664%	-45.875%
Average Life:	8.64	9.13	9.60	10.23	11.13	12.71	2.20
Duration:	7.19	7.55	7.91	8.37	8.99	9.88	4.98
Principal Window:	80 - 172	85 - 187	91 - 186	99 - 184	112 - 181	136 - 177	0 - 0
Total Loss:	11.00%	12.00%	13.00%	14.00%	15.00%	16.00%	17.00%
Yield:	4.705%	2.967%	0.710%	-2.068%	-5.820%	-12.478%	-39.990%
Principal Writedown:	0.00%	16.21%	34.16%	52.51%	71.26%	90.17%	100.00%
Principal Writedown Payback:	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Option One Mortgage Loan Trust 2003-2

Severity 20.00%

			1st $ loss	
Class M-1	AA	**No Writedown**	36.41%	Cum Def
			7.28%	Cum Loss
Class M-2	A		32.87%	Cum Def
			6.57%	Cum Loss
Class M-3	BBB+		23.36%	Cum Def
			4.67%	Cum Loss

Severity 30.00%

		1st $ loss	
Class M-1	AA	35.45%	Cum Def
		10.63%	Cum Loss
Class M-2	A	22.09%	Cum Def
		6.63%	Cum Loss
Class M-3	BBB+	16.21%	Cum Def
		4.86%	Cum Loss

Severity 40.00%

		1st $ loss	
Class M-1	AA	27.50%	Cum Def
		11.00%	Cum Loss
Class M-2	A	16.90%	Cum Def
		6.76%	Cum Loss
Class M-3	BBB+	12.52%	Cum Def
		5.01%	Cum Loss

1) Use BBB Fitch NIM prepay Curves (inclusive of Default Curve)
2) Use BBB Default Curve
3) Keep the backed into Base Case Vol Cpr constant for all runs
4) Increase the Default Curve until first $ of Loss
5) Use Forward Libor Curve
6) Use 40% for NO MI Loans
7) Run to Call (Assume Par takeout on Loans at Call)
8) Show *Cum Default and Cum Loss on the output*
9) Run a DLQ vector which basically takes the $ of Default and assume it was DLQ 9 months earlier for DLQ values on triggers

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

GREENWICH CAPITAL MARKETS

Price/Yield Report (Group Level)

OPT1-0302

M1

Wed, Mar 5 2003 11:00 PM

Tranche	M1	Curr Balance	76,000,000.00	Settle	03/14/2003
		Orig Balance	76,000,000.00		

Prepay (Grp-1)	115 PPC
Prepay (Grp-2)	100 PPC
Prepay (Grp-3)	115 PPC
Prepay (Grp-4)	100 PPC
Loss Rate	Multiple of Fitch Curve
Loss Severity(%)	25
Recovery Lag(Mos)	12
Delinq Rate (%)	100
Opt Redeem	No
WAL (#yr)	7.00
Bond Loss	$91K
Pool Default (COLLAT)	$630,568K
Pool Loss (COLLAT)	$159,360K
Pool Default (COLLAT)	39.41%
Pool Loss (COLLAT)	9.96%

GREENWICH CAPITAL MARKETS

Price/Yield Report (Group Level)

OPT1-0302

M2

Wed, Mar 5 2003 11:01 PM

Tranche	M2	Curr Balance	60,000,000.00	Settle	03/14/2003
		Orig Balance	60,000,000.00		

Prepay (Grp-1)	115 PPC
Prepay (Grp-2)	100 PPC
Prepay (Grp-3)	115 PPC
Prepay (Grp-4)	100 PPC
Loss Rate	Multiple of Fitch Curve
Loss Severity(%)	25
Recovery Lag(Mos)	12
Delinq Rate (%)	100
Opt Redeem	No
WAL (#yr)	9.81
Bond Loss	$207K
Pool Default (COLLAT)	$396,331K
Pool Loss (COLLAT)	$100,179K
Pool Default (COLLAT)	24.77%
Pool Loss (COLLAT)	6.26%

OPT1-0302

M3

Tranche	M3	Curr Balance	24,000,000.00	Settle	03/14/2003
		Orig Balance	24,000,000.00		

Prepay (Grp-1)	115 PPC
Prepay (Grp-2)	100 PPC
Prepay (Grp-3)	115 PPC
Prepay (Grp-4)	100 PPC
Loss Rate	Multiple of Fitch Curve
Loss Severity(%)	25
Recovery Lag(Mos)	12
Delinq Rate (%)	100
Opt Redeem	No
WAL (#yr)	13.12
Bond Loss	$575K
Pool Default (COLLAT)	$302,447K
Pool Loss (COLLAT)	$76,453K
Pool Default (COLLAT)	18.90%
Pool Loss (COLLAT)	4.78%

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Option One Mortgage Loan Trust 2003-2
Defaults are excluded in total prepayments (Vol Prepay & Vol CDR)
FRM PPC: 4.6%-23% CPR over 12 Months
ARM PPC: 4%-35% CPR over 24 Months
12 Month Lag
Triggers Fail

Percentages in table are the cumulative loss percentages of the collateral that result in the first principal writedown on the repspective bond for each scenario.

LIBOR Shift	0 bps	100 bps	200 bps	300 bps	400 bps	500 bps	600 bps	700 bps	800 bps	W/ Forward LIBOR
M-2 First Loss	11.88%	10.27%	8.88%	7.82%	6.81%	5.75%	5.07%	4.37%	3.92%	9.34%
M-3 First Loss	10.27%	8.68%	7.38%	6.37%	5.38%	4.34%	3.67%	2.98%	2.35%	7.51%

Option One Mortgage Loan Trust 2003-2
Defaults are excluded in total prepayments (Vol Prepay & Vol CDR)
FRM PPC: 6.8%-34% CPR over 12 Months
ARM PPC: 6%-52.5% CPR over 24 Months
12 Month Lag
Triggers Fail

Percentages in table are the cumulative loss percentages of the collateral that result in the first principal writedown on the repspective bond for each scenario.

LIBOR Shift	0 bps	100 bps	200 bps	300 bps	400 bps	500 bps	600 bps	700 bps	800 bps	W/ Forward LIBOR
M-2 First Loss	9.26%	8.08%	7.04%	6.21%	5.44%	4.66%	4.26%	3.89%	3.79%	7.70%
M-3 First Loss	7.62%	6.48%	5.50%	4.71%	3.95%	3.18%	2.80%	2.45%	2.36%	6.00%

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Option One Mortgage Loan Trust 2003-2
Defaults are excluded in total prepayments (Vol Prepay & Vol CDR)
FRM PPC: 4.6%-23% CPR over 12 Months
ARM PPC: 4%-35% CPR over 24 Months
12 Month Lag
Triggers Fail

Percentages in table are the cumulative loss percentages of the collateral that result in the first principal writedown on the repspective bond for each scenario.

LIBOR Shift	0 bps	100 bps	200 bps	300 bps	400 bps	500 bps	600 bps	700 bps	800 bps	W/ Forward LIBOR
M-2 First Loss	11.88%	10.27%	8.88%	7.82%	6.81%	5.75%	5.07%	4.37%	3.92%	9.34%
M-3 First Loss	10.27%	8.68%	7.38%	6.37%	5.38%	4.34%	3.67%	2.98%	2.35%	7.51%

Option One Mortgage Loan Trust 2003-2
Defaults are excluded in total prepayments (Vol Prepay & Vol CDR)
FRM PPC: 6.8%-34% CPR over 12 Months
ARM PPC: 6%-52.5% CPR over 24 Months
12 Month Lag
Triggers Fail

Percentages in table are the cumulative loss percentages of the collateral that result in the first principal writedown on the repspective bond for each scenario.

LIBOR Shift	0 bps	100 bps	200 bps	300 bps	400 bps	500 bps	600 bps	700 bps	800 bps	W/ Forward LIBOR
M-2 First Loss	9.26%	8.08%	7.04%	6.21%	5.44%	4.66%	4.26%	3.89%	3.79%	7.70%
M-3 First Loss	7.62%	6.48%	5.50%	4.71%	3.95%	3.18%	2.80%	2.45%	2.36%	6.00%

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Please calculate the CDR and CNL that the bond can sustain until it starts to lose principal, and provide the following output.

Interest Rate Stresses		Severity	WAL	CDR	Cum Net Loss	Principal Writedown (if any)	Collateral Duration
Flat Libor		21%					
Forward Libor		21%					
Forward +200		21%					
Severity Stresses							
Forward Libor		31%					
Forward Libor		51%					
Prepayment Stresses	**CPR**						
Forward Libor	15%	21%					
Forward Libor +100	40%	31%					
Forward Libor +100	50%	51%					

	Tier 1 1998 Vintage ARM CPR	ACA ARM Prepayment Stress	Tier 1 1998 Vintage FRM CPR	ACA FRM Prepayment Stress
1	0	2.321428571	0	1.466666667
2	9.247547133	4.642857143	3.603647351	2.933333333
3	7.315125045	6.964285714	3.852573146	4.4
4	8.167382672	9.285714286	4.61710374	5.866666667
5	9.0320655	11.60714286	7.929232211	7.333333333
6	10.6532529	13.92857143	8.441461088	8.8
7	12.12089852	16.25	9.159667316	10.26666667
8	14.65994939	18.57142857	9.949471083	11.73333333
9	17.74116237	20.89285714	12.59385944	13.2
10	20.24513271	23.21428571	14.44858328	14.66666667
11	22.56383428	25.53571429	15.77307713	16.13333333
12	24.56963425	27.85714286	18.23257556	17.6
13	28.33457161	30.17857143	20.52452602	19.06666667
14	36.16458261	32.5	23.21585848	20.53333333
15	34.72134477	34.82142857	23.48683753	22
16	34.57742151	37.14285714	22.76998556	22.43333333
17	31.87453859	39.46428571	21.36816775	22.86666667
18	30.73769823	41.78571429	21.28251475	23.3
19	28.20410091	44.10714286	18.07047439	23.73333333
20	30.3262593	46.42857143	19.87584734	24.16666667
21	28.04249657	48.75	19.72418444	24.6
22	27.93622812	51.07142857	15.39346296	25.03333333
23	32.43832951	53.39285714	18.45307622	25.46666667
24	40.26891061	55.71428571	17.32657845	25.9
25	47.34524786	58.03571429	19.28773173	26.33333333
26	59.2226444	60.35714286	16.71226745	26.76666667
27	63.98453092	62.67857143	19.41450126	27.2
28	65.0676716	65	18.89530474	27.63333333
29	61.49335505	63.33333333	19.92461623	28.06666667
30	54.85702057	61.66666667	19.37693007	28.5
31	50.03448337	60	18.94273244	28.93333333
32	46.70225516	58.33333333	19.5813067	29.36666667
33	44.93247672	56.66666667	20.59294027	29.8
34	43.88249254	55	22.2990005	30.23333333
35	42.40738149	53.33333333	22.97505398	30.66666667
36	44.05007981	51.66666667	25.10006782	31.1
37	44.29552765	50	26.47827569	31.53333333
38	46.224239	48.33333333	28.05675341	31.96666667
39	46.83626931	46.66666667	29.62856666	32.4
40	46.01715098	45	31.07947509	32.83333333
41	46.49513047	44.5	33.14101848	33.26666667
42	45.307021	44	33.23487756	33.7
43	43.91192837	43.5	34.28105308	34.13333333
44	41.25588002	43	34.29478774	34.56666667
45	40.16451142	42.5	33.68492663	35
46	39.55780578	42	33.04823858	35
47	38.69210735	41.5	31.7469971	35
48	37.19831065	41	32.83309199	35
49	36.5064966	40.5	32.50991566	35
50	36.02415119	40	34.03565938	35
51	36.0862821	39.5	32.61267605	35
52	35.3542563	39	33.93109479	35
53	34.80539879	38.5	33.93651412	35
54	34.52760733	38	35.1794123	35
55	35.03681172	37.5	37.06643892	35
56	33.08442772	37	33.21021191	35
57	34.06163288	36.5	29.84976498	35
58	32.38376275	36	28.212305	35
59	32.554996	35.5	28.212305	35
60	32.791298	35	28.212305	35



Tier One 1998 Vintage ARM's CPR
and ACA's ARM Prepayment Stress
CPR
Tier 1 1998 Vintage ARM CPR
ACA ARM Prepayment Stress
Seasoning



Tier One 1998 Vintage FRM's CPR
and ACA's FRM Prepayment Stress
CPR
Tier 1 1998 Vintage FRM CPR
ACA FRM Prepayment Stress
Seasoning

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Option One 03-2 M2

Please calculate the CDR and CNL that the bond can sustain until it starts to lose principal, and provide the following output.

A

Interest Rate Stresses		Severity	WAL	CDR	Cum Net Loss	Principal Writedown (if any)	Collateral Duration
Flat Libor		21%	6.37	22.308	9.06%	378	2.004
Forward Libor		21%	6.78	18.085	7.73%	8,075	2.051
Forward +200		21%	7.35	13.450	6.11%	11,158	2.102
Severity Stresses							
Forward Libor		31%	7.53	11.594	7.96%	9,825	2.149
Forward Libor		51%	8.18	6.712	8.12%	6,079	2.233
Prepayment Stresses	**CPR**						
Forward Libor	15%	21%	12.33	16.093	10.56%	10,717	2.957
Forward Libor +100	40%	31%	6.75	11.711	6.07%	9,417	1.64
Forward Libor +100	50%	51%	5.52	7.672	5.32%	7,167	1.33

	Tier 1 1998 Vintage ARM CPR	ACA ARM Prepayment Stress	Tier 1 1998 Vintage FRM CPR	ACA FRM Prepayment Stress
1	0	2.321428571	0	1.466667
2	9.247547133	4.642857143	3.603647351	2.933333
3	7.315125045	6.964285714	3.852573146	4.4
4	8.167382672	9.285714286	4.61710374	5.866667
5	9.0320655	11.60714286	7.929232211	7.333333
6	10.6532529	13.92857143	8.441461088	8.8
7	12.12089852	16.25	9.159667316	10.26667
8	14.65994939	18.57142857	9.949471083	11.73333
9	17.74116237	20.89285714	12.59385944	13.2
10	20.24513271	23.21428571	14.44858328	14.66667
11	22.56383428	25.53571429	15.77307713	16.13333
12	24.56963425	27.85714286	18.23257556	17.6
13	28.33457161	30.17857143	20.52452602	19.06667
14	36.16458261	32.5	23.21585848	20.53333
15	34.72134477	34.82142857	23.48683753	22
16	34.57742151	37.14285714	22.76998556	22.43333
17	31.87453859	39.46428571	21.36816775	22.86667
18	30.73769823	41.78571429	21.28251475	23.3
19	28.20410091	44.10714286	18.07047439	23.73333
20	30.3262593	46.42857143	19.87584734	24.16667
21	28.04249657	48.75	19.72418444	24.6
22	27.93622812	51.07142857	15.39346296	25.03333
23	32.43832951	53.39285714	18.45307622	25.46667
24	40.26891061	55.71428571	17.32657845	25.9
25	47.34524786	58.03571429	19.28773173	26.33333
26	59.2226444	60.35714286	16.71226745	26.76667
27	63.98453092	62.67857143	19.41450126	27.2
28	65.0676716	65	18.89530474	27.63333
29	61.49335505	63.33333333	19.92461623	28.06667
30	54.85702057	61.66666667	19.37693007	28.5
31	50.03448337	60	18.94273244	28.93333
32	46.70225516	58.33333333	19.5813067	29.36667
33	44.93247672	56.66666667	20.59294027	29.8
34	43.88249254	55	22.2990005	30.23333
35	42.40738149	53.33333333	22.97505398	30.66667
36	44.05007981	51.66666667	25.10006782	31.1
37	44.29552765	50	26.47827569	31.53333
38	46.224239	48.33333333	28.05675341	31.96667
39	46.83626931	46.66666667	29.62856666	32.4
40	46.01715098	45	31.07947509	32.83333
41	46.49513047	44.5	33.14101848	33.26667
42	45.307021	44	33.23487756	33.7
43	43.91192837	43.5	34.28105308	34.13333
44	41.25588002	43	34.29478774	34.56667
45	40.16451142	42.5	33.68492663	35
46	39.55780578	42	33.04823858	35
47	38.69210735	41.5	31.7469971	35
48	37.19831065	41	32.83309199	35
49	36.5064966	40.5	32.50991566	35
50	36.02415119	40	34.03565938	35
51	36.0862821	39.5	32.61267605	35
52	35.3542563	39	33.93109479	35
53	34.80539879	38.5	33.93651412	35
54	34.52760733	38	35.1794123	35
55	35.03681172	37.5	37.06643892	35
56	33.08442772	37	33.21021191	35
57	34.06163288	36.5	29.84976498	35
58	32.38376275	36	28.212305	35
59	32.554996	35.5	28.212305	35
60	32.791298	35	28.212305	35

A


Tier One 1998 Vintage ARM's CPR
and ACA's ARM Prepayment Stress
CPR
Seasoning
Tier 1 1998 Vintage ARM CPR
ACA ARM Prepayment Stress


Tier One 1998 Vintage FRM's CPR
and ACA's FRM Prepayment Stress
CPR
Seasoning
Tier 1 1998 Vintage FRM CPR
ACA FRM Prepayment Stress

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Option One 03-2 M3

Please calculate the CDR and CNL that the bond can sustain until it starts to lose principal, and provide the following output.

BBB

Interest Rate Stresses		Severity	WAL	CDR	Cum Net Loss	Principal Writedown (if any)	Collateral Duration
Flat Libor		21%	8.23	17.778	7.63%	10,142	2.052
Forward Libor		21%	8.88	13.415	6.09%	6,292	2.103
Forward +200		21%	9.50	9.846	4.70%	9,613	2.145
Severity Stresses							
Forward Libor		31%	9.65	8.63	6.18%	11,855	2.180
Forward Libor		51%	10.31	5.032	6.24%	10,108	2.243
Prepayment Stresses	**CPR**						
Forward Libor	15%	21%	16.53	12.612	9.18%	12,324	3.137
Forward Libor +100	40%	31%	8.59	8.571	4.62%	6,505	1.661
Forward Libor +100	50%	51%	6.91	5.386	3.82%	10,067	1.331

BBB

	Tier 1 1998 Vintage ARM CPR	ACA ARM Prepayment Stress	Tier 1 1998 Vintage FRM CPR	ACA FRM Prepayment Stress
1	0	2.321428571	0	1.466667
2	9.247547133	4.642857143	3.603647351	2.933333
3	7.315125045	6.964285714	3.852573146	4.4
4	8.167382672	9.285714286	4.61710374	5.866667
5	9.0320655	11.60714286	7.929232211	7.333333
6	10.6532529	13.92857143	8.441461088	8.8
7	12.12089852	16.25	9.159667316	10.26667
8	14.65994939	18.57142857	9.949471083	11.73333
9	17.74116237	20.89285714	12.59385944	13.2
10	20.24513271	23.21428571	14.44858328	14.66667
11	22.56383428	25.53571429	15.77307713	16.13333
12	24.56963425	27.85714286	18.23257556	17.6
13	28.33457161	30.17857143	20.52452602	19.06667
14	36.16458261	32.5	23.21585848	20.53333
15	34.72134477	34.82142857	23.48683753	22
16	34.57742151	37.14285714	22.76998556	22.43333
17	31.87453859	39.46428571	21.36816775	22.86667
18	30.73769823	41.78571429	21.28251475	23.3
19	28.20410091	44.10714286	18.07047439	23.73333
20	30.3262593	46.42857143	19.87584734	24.16667
21	28.04249657	48.75	19.72418444	24.6
22	27.93622812	51.07142857	15.39346296	25.03333
23	32.43832951	53.39285714	18.45307622	25.46667
24	40.26891061	55.71428571	17.32657845	25.9
25	47.34524786	58.03571429	19.28773173	26.33333
26	59.2226444	60.35714286	16.71226745	26.76667
27	63.98453092	62.67857143	19.41450126	27.2
28	65.0676716	65	18.89530474	27.63333
29	61.49335505	63.33333333	19.92461623	28.06667
30	54.85702057	61.66666667	19.37693007	28.5
31	50.03448337	60	18.94273244	28.93333
32	46.70225516	58.33333333	19.5813067	29.36667
33	44.93247672	56.66666667	20.59294027	29.8
34	43.88249254	55	22.2990005	30.23333
35	42.40738149	53.33333333	22.97505398	30.66667
36	44.05007981	51.66666667	25.10006782	31.1
37	44.29552765	50	26.47827569	31.53333
38	46.224239	48.33333333	28.05675341	31.96667
39	46.83626931	46.66666667	29.62856666	32.4
40	46.01715098	45	31.07947509	32.83333
41	46.49513047	44.5	33.14101848	33.26667
42	45.307021	44	33.23487756	33.7
43	43.91192837	43.5	34.28105308	34.13333
44	41.25588002	43	34.29478774	34.56667
45	40.16451142	42.5	33.68492663	35
46	39.55780578	42	33.04823858	35
47	38.69210735	41.5	31.7469971	35
48	37.19831065	41	32.83309199	35
49	36.5064966	40.5	32.50991566	35
50	36.02415119	40	34.03565938	35
51	36.0862821	39.5	32.61267605	35
52	35.3542563	39	33.93109479	35
53	34.80539879	38.5	33.93651412	35
54	34.52760733	38	35.1794123	35
55	35.03681172	37.5	37.06643892	35
56	33.08442772	37	33.21021191	35
57	34.06163288	36.5	29.84976498	35
58	32.38376275	36	28.212305	35
59	32.554996	35.5	28.212305	35
60	32.791298	35	28.212305	35


Tier One 1998 Vintage ARM's CPR
and ACA's ARM Prepayment Stress
CPR
Seasoning
Tier 1 1998 Vintage ARM CPR
ACA ARM Prepayment Stress


Tier One 1998 Vintage FRM's CPR
and ACA's FRM Prepayment Stress
CPR
Seasoning
Tier 1 1998 Vintage FRM CPR
ACA FRM Prepayment Stress

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

OPTION ONE MORTGAGE LOAN TRUST 2003-2 Marketing Pool: Loans > 500,000
03/01/2003 SCHEDULED BALANCES

Number Of Loans:	24		
Total Outstanding Principal Balance:	15,424,682		
		Minimum	**Maximum**
Weighted Average Credit Score:	629	517	769
Weighted Average Combined Original Ltv:	73.14 %	35.24	90.00 %

Credit Score:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
517 - 550	4	2,700,781.72	17.51
551 - 600	5	3,136,881.46	20.34
601 - 650	5	3,565,897.44	23.12
651 - 700	6	3,819,963.85	24.77
701 - 750	2	1,064,018.47	6.90
751 - 769	2	1,137,138.96	7.37
Total	24	15,424,681.90	100.00

Combined Original LTV (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
35.24 - 40.00	1	739,350.29	4.79
45.01 - 50.00	1	599,601.48	3.89
55.01 - 60.00	1	748,481.93	4.85
65.01 - 70.00	3	1,819,137.49	11.79
70.01 - 75.00	8	4,970,735.48	32.23
75.01 - 80.00	7	4,980,674.47	32.29
80.01 - 85.00	1	514,617.80	3.34
85.01 - 90.00	2	1,052,082.96	6.82
Total	24	15,424,681.90	100.00

OPTION ONE MORTGAGE LOAN TRUST 2003-2 Marketing Pool: FICO < 500
03/01/2003 SCHEDULED BALANCES

Number Of Loans:	108		
Total Outstanding Principal Balance:	13,156,191		
		Minimum	**Maximum**
Weighted Average Credit Score:	493	444	499
Weighted Average Combined Original Ltv:	74.88 %	25.91	95.33 %

Credit Score:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Not Available	98	11,680,567.36	88.78
401 - 450	1	55,917.67	0.43
451 - 499	9	1,419,706.35	10.79
Total	108	13,156,191.38	100.00

Combined Original LTV (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
25.91 - 30.00	2	99,875.01	0.76
30.01 - 35.00	1	99,918.84	0.76
35.01 - 40.00	1	49,952.67	0.38
40.01 - 45.00	1	139,910.73	1.06
45.01 - 50.00	3	235,568.13	1.79
50.01 - 55.00	5	433,056.79	3.29
55.01 - 60.00	1	74,951.68	0.57
60.01 - 65.00	6	823,633.28	6.26
65.01 - 70.00	11	1,550,913.86	11.79
70.01 - 75.00	20	2,450,659.65	18.63
75.01 - 80.00	39	4,802,033.39	36.50
80.01 - 85.00	10	1,087,905.24	8.27
85.01 - 90.00	5	986,387.84	7.50
90.01 - 95.00	2	183,294.88	1.39
95.01 - 95.33	1	138,129.39	1.05
Total	108	13,156,191.38	100.00

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Option One 03-2

Period	Pricing, 4 CDR, 27 Sev 12 Mos Lag, Fwrd LIBOR, 20% Delq XS Spread	Period	Pricing, 4 CDR, 27 Sev 12 Mos Lag, Fwrd LIBOR, 100% Delq XS Spread
1	4.3683%	1	4.3683%
2	5.0571%	2	5.0571%
3	5.0005%	3	5.0005%
4	5.1046%	4	5.1046%
5	5.0845%	5	5.0845%
6	5.0988%	6	5.0988%
7	5.1355%	7	5.1355%
8	5.0532%	8	5.0532%
9	5.0694%	9	5.0694%
10	4.9572%	10	4.9572%
11	4.7857%	11	4.7857%
12	4.8356%	12	4.8356%
13	4.6288%	13	4.6288%
14	4.6005%	14	4.6005%
15	4.4301%	15	4.4301%
16	4.3987%	16	4.3987%
17	4.2021%	17	4.2021%
18	4.0857%	18	4.0857%
19	4.0594%	19	4.0594%
20	3.8460%	20	3.8460%
21	3.8226%	21	3.8226%
22	3.6140%	22	3.6140%
23	3.4800%	23	3.4800%
24	3.7796%	24	3.7796%
25	3.4282%	25	3.4282%
26	3.4345%	26	3.4345%
27	3.2250%	27	3.2250%
28	3.2430%	28	3.2430%
29	3.0335%	29	3.0335%
30	3.1764%	30	3.1764%
31	3.0285%	31	3.0285%
32	2.8244%	32	2.8244%
33	2.8747%	33	2.8747%
34	2.6767%	34	2.6767%
35	2.6130%	35	2.6130%
36	3.1500%	36	3.1500%
37	2.7495%	37	2.7495%
38	2.8210%	38	2.8210%
39	2.6205%	39	2.6205%
40	2.6959%	40	2.6959%
41	2.4936%	41	2.4936%
42	2.5812%	42	2.5812%
43	2.7062%	43	2.7062%
44	2.4987%	44	2.4987%
45	2.5819%	45	2.5819%
46	2.3709%	46	2.3709%
47	2.3067%	47	2.3067%
48	2.8405%	48	2.8405%
49	2.2103%	49	2.2103%
50	2.3148%	50	2.2973%
51	2.1630%	51	2.0786%
52	2.3289%	52	2.1745%
53	2.1697%	53	1.9664%
54	2.2701%	54	2.0059%
55	2.4456%	55	2.1386%
56	2.2706%	56	1.9375%
57	2.4216%	57	2.0515%
58	2.2582%	58	1.8616%
59	2.2605%	59	1.8297%
60	2.6385%	60	2.1844%
61	2.3039%	61	1.8416%
62	2.4038%	62	1.9240%

Option One 03-2

Period	Pricing, 4 CDR, 27 Sev 12 Mos Lag, Fwrd LIBOR, 20% Delq XS Spread	Period	Pricing, 4 CDR, 27 Sev 12 Mos Lag, Fwrd LIBOR, 100% Delq XS Spread
63	2.2242%	63	1.7071%
64	2.3286%	64	1.7844%
65	2.1146%	65	1.5788%
66	2.2103%	66	1.6240%
67	2.3582%	67	1.7365%
68	2.1453%	68	1.5333%
69	2.2666%	69	1.6183%
70	2.0923%	70	1.4211%
71	2.0520%	71	1.3814%
72	2.6156%	72	1.8844%
73	2.0796%	73	1.4005%
74	2.2566%	74	1.5047%
75	2.0554%	75	1.3359%
76	1.8713%	76	0.9932%
77	1.7231%	77	0.9239%
78	1.7379%	78	0.9221%
79	1.8956%	79	0.9435%
80	1.7204%	80	0.8934%
81	1.9216%	81	0.9010%
82	1.7508%	82	0.8641%
83	1.7518%	83	0.8499%
84	2.3248%	84	1.0037%
85	1.8026%	85	0.8480%
86	1.9666%	86	0.8697%
87	1.8013%	87	0.8922%
88	2.0084%	88	0.9155%
89	1.8429%	89	0.9396%
90	1.8446%	90	0.9646%
91	2.0473%	91	0.9905%
92	1.8840%	92	1.0173%
93	2.0528%	93	1.0451%
94	1.8923%	94	1.0739%
95	1.9361%	95	1.1037%
96	2.4518%	96	1.1916%
97	1.9495%	97	1.1669%
98	2.1210%	98	1.2000%
99	2.0032%	99	1.2343%
100	2.1789%	100	1.2698%
101	2.0235%	101	1.3065%
102	2.0666%	102	1.3446%
103	2.2452%	103	1.3840%
104	2.0929%	104	1.4249%
105	2.2710%	105	1.4671%
106	2.1586%	106	1.5109%
107	2.1755%	107	1.5562%
108	2.5231%	108	1.6031%
109	2.2397%	109	1.6517%
110	2.4252%	110	1.7020%
111	2.2816%	111	1.7541%
112	2.4671%	112	1.8080%
113	2.3447%	113	1.8639%
114	2.3698%	114	1.9217%
115	2.5553%	115	1.9815%
116	2.4235%	116	2.0435%
117	2.6256%	117	2.1076%
118	2.4997%	118	2.1740%
119	2.5315%	119	2.2428%
120	3.0372%	120	2.3140%
121	2.6168%	121	2.3877%
122	2.8023%	122	2.4471%
123	2.6914%	123	2.5010%
124	2.8934%	124	2.5574%

Option One 03-2

Period	Pricing, 4 CDR, 27 Sev 12 Mos Lag, Fwrd LIBOR, 20% Delq XS Spread	Period	Pricing, 4 CDR, 27 Sev 12 Mos Lag, Fwrd LIBOR, 100% Delq XS Spread
125	2.7898%	125	2.6162%
126	2.8333%	126	2.6776%
127	3.0245%	127	2.7417%
128	2.9316%	128	2.8085%
129	3.1208%	129	2.8782%
130	3.0355%	130	2.9509%
131	3.0885%	131	3.0267%
132	3.5348%	132	3.1056%
133	3.2007%	133	3.1880%
134	3.3861%	134	3.2737%
135	3.3215%	135	3.3631%
136	3.5069%	136	3.4562%
137	3.4516%	137	3.5531%
138	3.5203%	138	3.6541%
139	3.7056%	139	3.7593%
140	3.6653%	140	3.8687%
141	3.8506%	141	3.9827%
142	3.8212%	142	4.1013%
143	3.9035%	143	4.2248%
144	4.2887%	144	4.3533%
145	4.0770%	145	4.4870%
146	4.2621%	146	4.6262%
147	4.2632%	147	4.7781%
148	4.4482%	148	4.9363%
149	4.4629%	149	5.1009%
150	4.5681%	150	5.2721%
151	4.7531%	151	5.4502%
152	4.7899%	152	5.6355%
153	4.9748%	153	5.8281%
154	5.0275%	154	6.0285%
155	5.1526%	155	6.2369%
156	5.3927%	156	6.4536%
157	5.4161%	157	6.6789%
158	5.6008%	158	6.9133%
159	5.6983%	159	6.9732%
160	5.8829%	160	6.9659%
161	6.0004%	161	6.9586%
162	6.1593%	162	6.9513%
163	6.3438%	163	6.9440%
164	6.4939%	164	6.9369%
165	6.6508%	165	6.9297%
166	6.7727%	166	6.9226%
167	6.9085%	167	6.9155%
168	6.9085%	168	6.9085%
169	6.9015%	169	6.9015%
170	6.8946%	170	6.8946%
171	6.8877%	171	6.8877%
172	6.8806%	172	6.8806%
173	6.8733%	173	6.8733%
174	6.8665%	174	6.8665%
175	6.8598%	175	6.8598%
176	6.8531%	176	6.8531%
177	6.8464%	177	6.8464%
178	6.8398%	178	6.8398%
179	6.8332%	179	6.8332%
180	6.8328%	180	6.8328%
181	6.8277%	181	6.8277%
182	6.8208%	182	6.8208%
183	6.8140%	183	6.8140%
184	6.8071%	184	6.8071%
185	6.8003%	185	6.8003%
186	6.7936%	186	6.7936%

Option One 03-2

Period	Pricing, 4 CDR, 27 Sev 12 Mos Lag, Fwrd LIBOR, 20% Delq XS Spread	Period	Pricing, 4 CDR, 27 Sev 12 Mos Lag, Fwrd LIBOR, 100% Delq XS Spread
187	6.7870%	187	6.7870%
188	6.7803%	188	6.7803%
189	6.7737%	189	6.7737%
190	6.7672%	190	6.7672%
191	6.7606%	191	6.7606%
192	6.7542%	192	6.7542%
193	6.7477%	193	6.7477%
194	6.7413%	194	6.7413%
195	6.7350%	195	6.7350%
196	6.7287%	196	6.7287%
197	6.7224%	197	6.7224%
198	6.7162%	198	6.7162%
199	6.7100%	199	6.7100%
200	6.7039%	200	6.7039%
201	6.6978%	201	6.6978%
202	6.6918%	202	6.6918%
203	6.6858%	203	6.6858%
204	6.6798%	204	6.6798%
205	6.6739%	205	6.6739%
206	6.6680%	206	6.6680%
207	6.6622%	207	6.6622%
208	6.6564%	208	6.6564%
209	6.6506%	209	6.6506%
210	6.6449%	210	6.6449%
211	6.6392%	211	6.6392%
212	6.6335%	212	6.6335%
213	6.6279%	213	6.6279%
214	6.6224%	214	6.6224%
215	6.6168%	215	6.6168%
216	6.6113%	216	6.6113%
217	6.6059%	217	6.6059%
218	6.6005%	218	6.6005%
219	6.5951%	219	6.5951%
220	6.5897%	220	6.5897%
221	6.5844%	221	6.5844%
222	6.5791%	222	6.5791%
223	6.5739%	223	6.5739%
224	6.5687%	224	6.5687%
225	6.5635%	225	6.5635%
226	6.5584%	226	6.5584%
227	6.5533%	227	6.5533%
228	6.5482%	228	6.5482%
229	6.5431%	229	6.5431%
230	6.5381%	230	6.5381%
231	6.5331%	231	6.5331%
232	6.5282%	232	6.5282%
233	6.5233%	233	6.5233%
234	6.5184%	234	6.5184%
235	6.5135%	235	6.5135%
236	6.5087%	236	6.5087%
237	6.5039%	237	6.5039%
238	6.4991%	238	6.4991%
239	6.4943%	239	6.4943%
240	6.4896%	240	6.4896%
241	6.4853%	241	6.4853%
242	6.4811%	242	6.4811%
243	6.4770%	243	6.4770%
244	6.4730%	244	6.4730%
245	6.4689%	245	6.4689%
246	6.4650%	246	6.4650%
247	6.4610%	247	6.4610%
248	6.4571%	248	6.4571%

Option One 03-2	Pricing, 4 CDR, 27 Sev 12 Mos Lag, Fwrd LIBOR, 20% Delq XS Spread		Pricing, 4 CDR, 27 Sev 12 Mos Lag, Fwrd LIBOR, 100% Delq XS Spread
Period		Period	
249	6.4533%	249	6.4533%
250	6.4495%	250	6.4495%
251	6.4457%	251	6.4457%
252	6.4419%	252	6.4419%
253	6.4382%	253	6.4382%
254	6.4346%	254	6.4346%
255	6.4310%	255	6.4310%
256	6.4274%	256	6.4274%
257	6.4238%	257	6.4238%
258	6.4203%	258	6.4203%
259	6.4169%	259	6.4169%
260	6.4134%	260	6.4134%
261	6.4101%	261	6.4101%
262	6.4067%	262	6.4067%
263	6.4033%	263	6.4033%
264	6.4001%	264	6.4001%
265	6.3968%	265	6.3968%
266	6.3936%	266	6.3936%
267	6.3904%	267	6.3904%
268	6.3873%	268	6.3873%
269	6.3842%	269	6.3842%
270	6.3811%	270	6.3811%
271	6.3781%	271	6.3781%
272	6.3750%	272	6.3750%
273	6.3721%	273	6.3721%
274	6.3692%	274	6.3692%
275	6.3662%	275	6.3662%
276	6.3634%	276	6.3634%
277	6.3605%	277	6.3605%
278	6.3577%	278	6.3577%
279	6.3549%	279	6.3549%
280	6.3522%	280	6.3522%
281	6.3495%	281	6.3495%
282	6.3468%	282	6.3468%
283	6.3441%	283	6.3441%
284	6.3415%	284	6.3415%
285	6.3389%	285	6.3389%
286	6.3363%	286	6.3363%
287	6.3338%	287	6.3338%
288	6.3313%	288	6.3313%
289	6.3288%	289	6.3288%
290	6.3263%	290	6.3263%
291	6.3240%	291	6.3240%
292	6.3216%	292	6.3216%
293	6.3192%	293	6.3192%
294	6.3169%	294	6.3169%
295	6.3146%	295	6.3146%
296	6.3122%	296	6.3122%
297	6.3100%	297	6.3100%
298	6.3078%	298	6.3078%
299	6.3056%	299	6.3056%
300	6.3033%	300	6.3033%
301	6.3012%	301	6.3012%
302	6.2991%	302	6.2991%
303	6.2970%	303	6.2970%
304	6.2949%	304	6.2949%
305	6.2928%	305	6.2928%
306	6.2908%	306	6.2908%
307	6.2888%	307	6.2888%
308	6.2868%	308	6.2868%
309	6.2848%	309	6.2848%
310	6.2830%	310	6.2830%

Option One 03-2

Period	Pricing, 4 CDR, 27 Sev 12 Mos Lag, Fwrd LIBOR, 20% Delq XS Spread	Period	Pricing, 4 CDR, 27 Sev 12 Mos Lag, Fwrd LIBOR, 100% Delq XS Spread
311	6.2810%	311	6.2810%
312	6.2791%	312	6.2791%
313	6.2773%	313	6.2773%
314	6.2755%	314	6.2755%
315	6.2737%	315	6.2737%
316	6.2719%	316	6.2719%
317	6.2700%	317	6.2700%
318	6.2683%	318	6.2683%
319	6.2665%	319	6.2665%
320	6.2647%	320	6.2647%
321	6.2630%	321	6.2630%
322	6.2616%	322	6.2616%
323	6.2600%	323	6.2600%
324	6.2580%	324	6.2580%
325	6.2565%	325	6.2565%
326	6.2551%	326	6.2551%
327	6.2532%	327	6.2532%
328	6.2518%	328	6.2518%
329	6.2502%	329	6.2502%
330	6.2490%	330	6.2490%
331	6.2475%	331	6.2475%
332	6.2461%	332	6.2461%
333	6.2441%	333	6.2441%
334	6.2431%	334	6.2431%
335	6.2418%	335	6.2418%
336	6.2398%	336	6.2398%
337	6.2384%	337	6.2384%
338	6.2373%	338	6.2373%
339	6.2364%	339	6.2364%